
PREIT

2006 ANNUAL REPORT | PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

NEW RIVER VALLEY MALL

opportunity to reality

PREIT

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers. As of December 31, 2006, the Company's portfolio consisted of 57 retail properties including 39 shopping malls, 11 strip and power centers, and seven properties under development. The Company's properties are located primarily in the Mid-Atlantic region and eastern half of the United States. PREIT is headquartered in Philadelphia, Pennsylvania, and its website can be found at www.preit.com. PREIT is publicly traded on the NYSE under the symbol PEI.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST FINANCIAL HIGHLIGHTS (in thousands, except per share amounts)

Year Ended December 31,		2006		2005
Funds from operations*	$	148,260	$	152,837
Total real estate revenues	$	460,140	$	431,116
Income from continuing operations	$	26,205	$	50,002
Net income	$	28,021	$	57,629
Income from continuing operations per share-diluted	$	0.32	$	0.97
Net income per share-diluted	$	0.37	$	1.17
Investment in real estate, at cost	$	3,132,370	$	2,867,436
Total assets	$	3,145,609	$	3,018,547
Distributions paid to common shareholders/unitholders	$	92,577	$	92,428
Distributions paid per common share	$	2.28	$	2.25
Number of common shares and OP Units outstanding		41,244		40,677
Total market capitalization	$	3,852,734	$	3,604,074

* Reconciliation to GAAP can be found on page 18.


PATRICK HENRY MALL
BORDERS

Patrick Henry Mall, Newport News, VA
Lifestyle wing completed in 2006.

Cover: New River Valley Mall,
Christiansburg, VA

converting opportunity into value

In 2006, PREIT redeveloped more malls than in any other year in its history. Redevelopment projects or renovations at eight of our malls have already led to increased occupancy and sales. These early results validate the opportunity that we recognized when we decided to acquire these properties. These completed projects illustrate the potential impact of redevelopment on our other major projects currently in progress. We are confident that our investments today will increase the value of our portfolio in the future.



Lycoming Mall
Pennsdale, PA

advancing opportunity

As we celebrated the completion of our redeveloped and renovated properties in 2006, we also made significant progress in advancing other major redevelopment projects that are underway.



2006
Capital City Mall
Cumberland Mall
Lycoming Mall
Patrick Henry Mall
The Mall at Prince Georges
Valley View Mall
Viewmont Mall
Wyoming Valley Mall

2007
Beaver Valley Mall
Francis Scott Key Mall
Lehigh Valley Mall
Magnolia Mall
New River Valley Mall

2008+
Cherry Hill Mall
Moorestown Mall
Plymouth Meeting Mall
Voorhees Town Center (Echelon Mall)
Willow Grove Park


OPEN

Dear Fellow Shareholders,

We are delivering on our promises. In 2006, we advanced and expanded our strategy of creating value by redeveloping a group of our properties. We substantially completed redevelopment and renovation work at eight malls, realizing the untapped potential that we recognized when we acquired these properties. This was the first leg of the most comprehensive and ambitious asset improvement initiative in our history — to redevelop, renovate, and re-merchandise approximately half of our malls.

We are confident that this is the best strategy in this market cycle to maximize long-term returns. Already, occupancy and 2006 holiday sales were up at our newly redeveloped properties. At the end of the year, 16 of our properties had sales exceeding $350 per square foot, compared to 13 a year ago. The early results from our completed projects demonstrate the potential value creation from our efforts.

We're getting it done. Some of our largest projects are just underway, but already we have made critical progress on these as well. We forged an agreement with Nordstrom, Inc., to create a new store at the Cherry Hill Mall, securing the mall's position as a premiere shopping destination in southern New Jersey. This redevelopment will add a two-story, 140,000 square foot Nordstrom store, two free-standing buildings for Crate & Barrel and The Container Store, a 120,000 square foot expansion of specialty store space including a "Bistro Row," a line-up of upscale dining




Capital City Mall


CAPITAL CITY

Cumberland Mall



Lycoming Mall


DICK'S
SPORTING GOODS

Patrick Henry Mall



establishments, a new parking structure, and a complete interior mall renovation. Work has begun on the Crate & Barrel and The Container Store sites with expected opening for Holiday 2007. Demolition of the former Strawbridge's building will take place this Spring. Cherry Hill Mall's grand reopening is anticipated to coincide with the opening of Nordstrom in Spring 2009.

At Plymouth Meeting Mall, we have received approvals and initiated construction on our major redevelopment project. This will include a 200,000 square foot, open-air addition, anchored by a 70,000 square foot Whole Foods Market, and several new restaurants including P.F. Chang's, Redstone Grille, California Pizza Kitchen, and Benihana. The former IKEA structure was demolished in order to facilitate construction of the mall addition. Initial occupancy is expected for Holiday 2007 with the anticipated grand reopening scheduled for Summer 2008.


Average sales per square foot
400
350
300
250
200
$339
$354
12.31.05
12.31.06

Includes properties in the portfolio as of the respective dates. Data based on sales reported by tenants leasing 10,000 square feet or less of non-anchor space for at least 24 months.

We received enthusiastic community approval for a plan to remake Echelon Mall into the mixed-use Voorhees Town Center. Demolition of two vacant department stores is underway to make way for a renovated mall with 250,000 square feet of small specialty shops anchored by Macy's and Boscov's. New construction will include 425 luxury residential units to be built by our residential partner, a supermarket, and 130,000 square feet of street retail stores along a new, landscaped boulevard. The mall will remain open during renovations and is expected to be completed for Holiday 2007. The grand opening for Voorhees Town Center is scheduled for Summer 2008.

These flagship projects have been a catalyst for enhancing the merchant mix across our entire portfolio. In the past year, we established or expanded relationships with top retailers such as Nordstrom, Best Buy, Barnes & Noble, Borders, Crate & Barrel, Dick's Sporting Goods, Boscov's, Old Navy, and Whole Foods. The size and depth of our portfolio, the success of our past projects, and the excitement of our new redevelopment initiatives have attracted the nation's best retailers. These relationships have created the opportunity to further enhance the merchant mix and add value across our entire portfolio.

The Mall at Prince Georges


Valley View Mall


BARNES&NOBLE

Viewmont Mall


macy's

Wyoming Valley Mall



Although our primary focus was on redevelopment, we also moved forward with seven ground-up development projects. In particular, our construction of power centers adjacent to our Magnolia and New River Valley Malls creates retail hubs for their respective regions. We also completed the $21.5 million acquisition of approximately 540 acres in Gainesville, Florida. The site, known as Springhills and located in the commercial center of North Central Florida, will include single and multifamily housing, retail and commercial development, office and institutional facilities, hotel rooms, and industrial space. We expect to partner with other developers for some of these uses.

Our perspective is long-term. As one of the nation's first REITs, we are in this for the long run. We are committed to doing the right thing for the Company and our investors, but sometimes long-term value creation does not fit neatly into quarterly market cycles. We believe that value-added redevelopment and its higher-than-average potential return is the best use of our capital. Our strategic investments are on target and beginning to show signs of success.

We appreciate the support of our employees who have joined us over the years to create the foundation for continued strong performance far into the future. We are grateful to our employees for their strong involvement in the local communities in which we operate. We recognize that retail properties are more than centers of commerce; they are often the heart of a community. We also are thankful for the expert guidance of our trustees in helping us to realize our plans to achieve the highest value from our portfolio.

PREIT has paid dividends steadily, year after year. In March 2007, we paid our 120th consecutive dividend. This dividend has never been omitted or reduced in more than four decades.

Thank you for your continued support.

Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

April 12, 2007

a path from opportunity to profit

Redevelopment is a complex process that requires orchestrating many steps, as illustrated by the Lycoming Mall redevelopment timeline below.

3Q-2003	2Q-2004	3Q-2004	1Q-2005	2Q-2005	3Q-2005
Began discussions with Dick's Sporting Goods	Began discussions with Borders	Developed initial investment analysis	Began discussions with Best Buy and Old Navy	Board approved project	Executed lease with Dick's Sporting Goods

Lycoming Mall, Pennsdale, PA


BORDERS

4Q-2005
- Executed leases with Best Buy and Borders

1Q-2006
- Preliminary zoning review
- Township concept discussion and presentation
- County site plan approved
- Site work commenced
- Executed lease with Old Navy
- Began in-line tenant relocations
- Delivered pad to Best Buy
- Completed concept plans
- Design and construction documents completed

2Q-2006
- Township development agreements and bonding
- Bidding award/ construction contract
- Began construction on Dick's Sporting Goods, Old Navy, Borders

3Q-2006
- Construction completed
- Best Buy grand opening
- Dick's Sporting Goods grand opening

4Q-2006
- Old Navy grand opening
- Borders grand opening


BORDERS
LE'S BEST
fulfilling opportun

Lycoming Mall. Throughout most of its history, Lycoming Mall was overbuilt and underleased. When PREIT acquired the mall in 2003, we saw the opportunity to fill it with retailers and customers. This year, in response to consumer demand for specific tenants, we opened a Best Buy, Dick's Sporting Goods, Old Navy, and Borders stores. The redevelopment fended off potential competition and solidified Lycoming Mall's position as the dominant retail center in its market. By the end of 2006, in-line occupancy increased to 93.6 percent from only 78.1 percent at the end of 2005. December comparable store sales rose 8 percent over 2005, and sales per square foot for the year increased 4.1 percent.

Thank you
for shopping
The Mall at
Prince Georges

Prince Georges

realizing opportunity

The Mall at Prince Georges.
PREIT purchased The Mall at Prince Georges in 1998. The mall is located six miles outside of Washington, DC, home to half a million people in a five-mile radius. In 1999, one of the mall's three anchors left and a second was threatening to leave. Recognizing the potential value, we executed a plan to realize the opportunity to its fullest. After renovating the interior, we brought Target in as a new anchor to join JCPenney and Macy's, created 65,000 square feet of additional space, and introduced Ross and Marshalls. We also added restaurants including Outback Steakhouse and Olive Garden. Sales at the mall, which were approximately $270 per square foot when acquired in 1998, ended 2006 above $450 per square foot.


THE MALL AT
Prince Georges
Target
Ross
Marshalls
Macy's
JCPenney
Old Navy
Food Court

The Mall at Prince Georges, Hyattsville, MD

opportunity to attract customers

New River Valley Mall. Acquired in 2003, the mall had the potential to become a prime retail destination. New River Valley Mall is a few miles from Virginia Tech and its 25,000 students, but these students were driving past the mall to shop at retailers located 30 miles away. This year, PREIT renovations made the mall more attractive to customers, with a selection of new merchants such as Dick's Sporting Goods and a Red Robin restaurant. As a complement to local design, the new mall entrance is made of Hokie Stone, a local material that is a prominent feature of the Virginia Tech campus. The property will become even more of a draw with the planned addition of a 14-screen Regal movie theater and an adjacent 160,000 square foot power center. We are creating an enhanced retail hub intended to become a destination for students and other community members. Mall traffic during the 2006 holiday season increased by 10 percent. At the same time, occupancy rose to 97.9 percent, up from 78.5 percent a year ago.


AMERICAN EAGLE OUTFITTERS
VITAMIN WORLD

New River Valley Mall,
Christiansburg, VA


Watch as
Echelon Ma
becomes
Town

Joseph F. Coradino, President, PREIT Services, LLC and PREIT-RUBIN, Inc., at the Voorhees Town Center groundbreaking ceremony in Voorhees, NJ

re-envisioning opportunity

Voorhees Town Center. Echelon Mall was on life support when we took it over in 2003. Occupancy had dropped to 50 percent, with stiff competition from surrounding malls. It required creative thinking to see that this property presented significant opportunities. In collaboration with a residential development partner and with the enthusiastic support of local officials, PREIT developed a plan for a mixed-use community with a right-sized mall. We are implementing a model that may become increasingly important to the future of retailing. The new Voorhees Town Center represents the highest-value use of the property. Involving a strong residential partner means that PREIT will continue to focus on what it does best: retail redevelopment and management. Sometimes unlocking the highest potential for a property requires thinking outside the retail box.


NORDSTROM

endless opportunities

Cherry Hill Mall. Already the dominant mall in its region with sales of nearly $480 per square foot, Cherry Hill Mall is poised to become even better. Our redevelopment plan includes the addition of a two-level 140,000 square foot Nordstrom, specialty store space, interior and exterior renovations, and upscale dining establishments.

We are not content to rest on our past successes. We continuously look for ways to redevelop and renew our properties, to create new value and respond to changing markets. We are committed to finding and realizing new opportunities wherever we can – from turning around underperforming assets to taking retail stars to new levels. This is what we do best: converting opportunity into value.

Rendering of redevelopment plan of Cherry Hill Mall, Cherry Hill, NJ

ENCLOSED MALLS

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,147,064
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	610,339
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,353
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,260,892
CROSSROADS MALL	BECKLEY	WV	100%	2003	451,776
CUMBERLAND MALL	VINELAND	NJ	100%	2005	941,979
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	670,980
ECHELON MALL (VOORHEES TOWN CENTER)	VOORHEES	NJ	100%	2003	1,127,032
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,087,663
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	683,605
GADSDEN MALL	GADSDEN	AL	100%	2005	477,301
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003/2004	1,080,315
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	475,727
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,035,266
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	782,716
LYCOMING MALL	PENNSDALE	PA	100%	2003	822,740
MAGNOLIA MALL	FLORENCE	SC	100%	1997	571,499
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,044,679
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	395,719
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,116
NORTH HANOVER MALL	HANOVER	PA	100%	2003	451,180
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,084,377
PALMER PARK MALL	EASTON	PA	100%	1972/2003	457,694
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	715,848
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	572,547
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	813,379
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	910,898
SCHUYLKILL MALL [1]	FRACKVILLE	PA	100%	2003	726,674

(1) The property was sold in March 2007.

		CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
	SOUTH MALL	ALLENTOWN	PA	100%	2003	405,213
	SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	588,695
	UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	698,194
	VALLEY MALL	HAGERSTOWN	MD	100%	2003	902,691
	VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,052
	VIEWMONT MALL	SCRANTON	PA	100%	2003	744,645
	WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	676,035
	WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,202,823
	WIREGRASS COMMONS MALL	DOTHAN	AL	100%	2003	633,047
	WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,209,534
	WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	913,952
	TOTAL ENCLOSED MALLS					**29,959,239**

STRIP AND POWER CENTERS

	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA POWER CENTER	NEWARK	DE	100%	1998	302,409
CREEKVIEW SHOPPING CENTER	WARRINGTON	PA	100%	1999	425,002
CREST PLAZA SHOPPING CENTER (2)	ALLENTOWN	PA	100%	2003	257,401
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	1999	229,686
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	1999	778,190
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1998	477,220
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1997	704,486
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	1999	722,521
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	272,640
WHITEHALL MALL	ALLENTOWN	PA	50%	1964	557,019
TOTAL STRIP AND POWER CENTERS					**5,189,616**
TOTAL RETAIL PORTFOLIO					**35,148,855**

(2) The property was acquired in 1964 and redeveloped in 2003.

      

     

TRUSTEES (FROM LEFT TO RIGHT)

UPPER ROW

STEPHEN B. COHEN[3] Trustee Since 2004
Professor of Law
Georgetown University

JOSEPH F. CORADINO Trustee Since 2006
President, PREIT Services, LLC and PREIT-RUBIN, Inc.
Pennsylvania Real Estate Investment Trust

WALTER D'ALESSIO[1][2] Trustee Since 2005
Vice Chairman
NorthMarq Capital

EDWARD A. GLICKMAN Trustee Since 2004
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust

ROSEMARIE B. GRECO[1][2] Trustee Since 1997
Director, Governor's Office of Health Care Reform,
Commonwealth of Pennsylvania

LEE JAVITCH[2][3] Trustee Since 1985
Private Investor
Former Chairman and Chief Executive Officer
Giant Food Stores, Inc.

LEONARD I. KORMAN[1][2] Trustee Since 1996
Chairman and Chief Executive Officer
Korman Commercial Properties, Inc.

LOWER ROW

IRA M. LUBERT[1][2] Trustee Since 2001
Chairman
Lubert-Adler Partners, L.P.

DONALD F. MAZZIOTTI[3] Trustee Since 2003
Senior Vice President
Urban and Mixed Use Development
Harsch Investment Properties

MARK PASQUERILLA Trustee Since 2003
President
Pasquerilla Enterprises, LP
Former Chairman and Chief Executive Officer
Crown American Realty Trust

JOHN J. ROBERTS[1][3] Trustee Since 2003
Former Global Managing Partner
PricewaterhouseCoopers LLP

GEORGE F. RUBIN Trustee Since 1997
Vice Chairman
Pennsylvania Real Estate Investment Trust

RONALD RUBIN Trustee Since 1997
Chairman and Chief Executive Officer
Pennsylvania Real Estate Investment Trust

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee

OFFICE OF THE CHAIRMAN

RONALD RUBIN
Chairman and Chief Executive Officer

GEORGE F. RUBIN
Vice Chairman

EDWARD A. GLICKMAN
President and Chief Operating Officer

JOSEPH F. CORADINO
President, PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS

HARVEY A. DIAMOND
Executive Vice President - Site Acquisitions

BRUCE GOLDMAN
Executive Vice President - General Counsel and Secretary

DOUGLAS S. GRAYSON
Executive Vice President - Development

JEFFREY A. LINN
Executive Vice President - Acquisitions

ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer

TIMOTHY R. RUBIN
Executive Vice President - Leasing

JOSEPH J. ARISTONE
Senior Vice President - Leasing

JUDITH E. BAKER
Senior Vice President - Human Resources

JONATHEN BELL
Senior Vice President and Chief Accounting Officer

ELAINE BERGER
Senior Vice President - Specialty Leasing

VERNON BOWEN
Senior Vice President - Risk Management

MARIO C. VENTRESCA, JR.
Senior Vice President - Asset Management

ANDREW H. BOTTARO
Vice President - Development

ERNIE BRENNSTEINER
Vice President - Leasing

SEAN C. BYRNE
Vice President - Leasing

BETH DESISTA
Vice President - Specialty Leasing

DANIEL G. DONLEY
Vice President - Acquisitions

CHERYL K. DOUGHERTY
Vice President - Marketing

MICHAEL A. FENCHAK
Vice President - Asset Management

TIMOTHY HAVENER
Vice President - Leasing

ANDREW M. IOANNOU
Vice President - Capital Markets

DEBRA LAMBERT
Vice President - Legal Services

DAVID MARSHALL
Vice President - Financial Services

R. SCOTT PETRIE
Vice President - Retail Management

DAN RUBIN
Vice President - Redevelopment

M. DANIEL SCOTT
Vice President - Anchor and Outparcel Leasing

TIMOTHY M. TREMEL
Vice President - Construction and Design Services

MARK T. WASSERMAN
Vice President - Asset Management

NURIT YARON
Vice President - Investor Relations

RICHARD H. ZEIGLER
Vice President - Development

PERFORMANCE GRAPH | The graph below sets forth PREIT's cumulative shareholder return with the cumulative total return of the S&F 500 Index, the NAREIT Equity Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 for the period December 31, 2001 through December 31, 2006 and that all dividends were reinvested.


Stock Performance Graph
Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000
Dollars
300
250
200
150
100
50
0
December 2001
December 2002
December 2003
December 2004
December 2005
December 2006
PREIT
Equity REITs
S&P 500
Russell 2000

FINANCIAL CONTENTS

SELECTED FINANCIAL INFORMATION (unaudited)

(in thousands of dollars)

Funds From Operations	2006	2005	2004	2003	2002
		Year Ended December 31,			
Net Income	$ 28,021	$ 57,629	$ 53,788	$ 196,040	$ 23,678
Minority interest in Operating Partnership	3,288	7,404	6,792	22,313	2,615
Dividends on preferred shares	(13,613)	(13,613)	(13,613)	(1,533)	–
Gains on sales of interests in real estate	–	(5,586)	(1,484)	(16,199)	–
(Gains) adjustment to gains on dispositions of discontinued operations	(1,414)	(6,158)	550	(178,121)	(4,085)
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	124,817	107,940	95,153	36,627	11,977
Unconsolidated partnerships	7,017	4,582	5,781	5,071	7,446
Discontinued operations	144	639	709	3,038	9,459
Prepayment fee	–	–	–	–	77
Funds from operations[1]	**$ 148,260**	**$ 152,837**	**$ 147,676**	**$ 67,236**	**$ 51,167**

Operating Results	2006	2005	2004	2003	2002
		Year Ended December 31,			
Gross revenues from real estate	$ 460,140	$ 431,116	$ 401,421	$ 167,656	$ 59,571
Property operating expenses	(178,979)	(166,340)	(148,147)	(58,948)	(15,435)
	281,161	**264,776**	**253,274**	**108,708**	**44,136**
Management company revenue	2,422	2,197	4,634	8,037	8,574
Interest and other income	2,008	1,048	1,026	887	711
Other expenses	(42,911)	(36,212)	(42,176)	(37,012)	(21,849)
	242,680	231,809	216,758	80,620	31,572
Interest expense	(97,449)	(83,148)	(73,612)	(35,475)	(15,378)
Depreciation and amortization	(127,030)	(109,796)	(96,602)	(37,412)	(12,705)
Equity in income of partnerships	5,595	7,474	5,606	7,231	7,449
Minority interest in Operating Partnership and properties	(3,086)	(6,448)	(6,185)	(3,934)	(1,088)
Income from discontinued operations	1,816	7,627	6,339	168,811	13,828
Gains on sales of interests in real estate	5,495	10,111	1,484	16,199	–
Net income	**28,021**	**57,629**	**53,788**	**196,040**	**23,678**
Preferred share dividends	(13,613)	(13,613)	(13,613)	(1,533)	–
Net income available to common shareholders	**$ 14,408**	**$ 44,016**	**$ 40,175**	**$ 194,507**	**$ 23,678**
Long Term Debt					
Consolidated properties					
Mortgage notes payable	$1,572,908	$1,332,066	$1,145,079	$1,150,054	$ 319,751
Bank loan payable	332,000	342,500	271,000	170,000	130,800
Corporate notes payable	1,148	94,400	–	–	–
Debt premium	26,663	40,066	56,135	71,127	–
	1,932,719	1,809,032	1,472,214	1,391,181	450,551
Company's share of partnerships					
Mortgage notes payable	189,940	134,500	107,513	109,582	166,728
Total Long Term Debt	**$2,122,659**	**$1,943,532**	**$1,579,727**	**$1,500,763**	**$ 617,279**

Certain prior year amounts have been reclassified to conform with current year presentation.

(1) *Funds from operations ("FFO") is defined as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies. For additional information about FFO, please refer to page 53.*

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	December 31, 2006	December 31, 2005
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 2,909,862	$ 2,807,575
Construction in progress	216,892	54,245
Land held for development	5,616	5,616
Total investments in real estate	3,132,370	2,867,436
Accumulated depreciation	(306,893)	(220,788)
Net investments in real estate	2,825,477	2,646,648
Investments in partnerships, at equity	38,621	41,536
Other assets:		
Cash and cash equivalents	15,808	22,848
Tenant and other receivables	46,065	46,492
(net of allowance for doubtful accounts of $11,120 and $10,671, respectively)		
Intangible assets	139,117	173,594
(net of accumulated amortization of $108,545 and $72,308 respectively)		
Deferred costs and other assets	79,120	69,709
Assets held for sale	1,401	17,720
Total assets	**$ 3,145,609**	**$ 3,018,547**
Liabilities:		
Mortgage notes payable	$ 1,572,908	$ 1,332,066
Debt premium on mortgage notes payable	26,663	40,066
Credit Facility	332,000	342,500
Corporate notes payable	1,148	94,400
Tenants' deposits and deferred rent	12,098	13,298
Distributions in excess of partnership investments	63,439	13,353
Accrued expenses and other liabilities	93,656	69,435
Liabilities related to assets held for sale	34	18,233
Total liabilities	**2,101,946**	**1,923,351**
Minority interest:	**114,363**	**118,320**
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000 shares authorized; issued and outstanding 36,947 shares at December 31, 2006 and 36,521 shares at December 31, 2005	36,947	36,521
Non-convertible senior preferred shares, 11% cumulative, $.01 par value per share; 2,475 shares authorized, issued and outstanding at December 31, 2006 and 2005 (see Note 6)	25	25
Capital contributed in excess of par	917,322	899,439
Accumulated other comprehensive income	7,893	4,377
(Distributions in excess of net income) retained earnings	(32,887)	36,514
Total shareholders' equity	**929,300**	**976,876**
Total liabilities, minority interest and shareholders' equity	**$ 3,145,609**	**$ 3,018,547**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars)	For the Year Ended December 31, 2006	2005	2004
Revenue:			
Real estate revenues:			
Base rent	$ 292,263	$ 274,603	$ 256,048
Expense reimbursements	133,709	125,552	115,434
Percentage rent	9,950	10,418	9,879
Lease termination revenues	2,789	1,852	3,953
Other real estate revenues	21,429	18,691	16,107
Total real estate revenues	**460,140**	**431,116**	**401,421**
Management company revenues	2,422	2,197	4,634
Interest and other revenues	2,008	1,048	1,026
Total revenue	**464,570**	**434,361**	**407,081**
Expenses:			
Property operating expenses:			
CAM and real estate tax	(125,287)	(115,376)	(101,238)
Utilities	(24,510)	(24,116)	(20,845)
Other property expenses	(29,182)	(26,848)	(26,064)
Total property operating expenses	**(178,979)**	**(166,340)**	**(148,147)**
Depreciation and amortization	(127,030)	(109,796)	(96,602)
Other expenses:			
General and administrative expenses	(38,528)	(35,615)	(42,176)
Executive separation	(3,985)	—	—
Income taxes	(398)	(597)	—
Total other expenses	**(42,911)**	**(36,212)**	**(42,176)**
Interest expense	(97,449)	(83,148)	(73,612)
Total expenses	**(446,369)**	**(395,496)**	**(360,537)**
Income before equity in income of partnerships, gains on sales of interests in real estate, minority interest and discontinued operations	18,201	38,865	46,544
Equity in income of partnerships	5,595	7,474	5,606
Gains on sales of non-operating real estate	5,495	4,525	—
Gains on sales of interests in real estate	—	5,586	1,484
Income before minority interest and discontinued operations	**29,291**	**56,450**	**53,634**
Minority interest	(3,086)	(6,448)	(6,185)
Income from continuing operations	**26,205**	**50,002**	**47,449**
Discontinued operations:			
Operating results from discontinued operations	604	2,425	7,651
Gains (adjustment to gains) on sales of discontinued operations	1,414	6,158	(550)
Minority interest	(202)	(956)	(762)
Income from discontinued operations	**1,816**	**7,627**	**6,339**
Net income	**28,021**	**57,629**	**53,788**
Dividends on preferred shares	(13,613)	(13,613)	(13,613)
Net income available to common shareholders	**$ 14,408**	**$ 44,016**	**$ 40,175**

See accompanying notes to consolidated financial statements.

EARNINGS PER SHARE

(in thousands, except per share amounts)	For the Year Ended December 31, 2006	2005	2004
Income from continuing operations	$ 26,205	$ 50,002	$ 47,449
Dividends on preferred shares	(13,613)	(13,613)	(13,613)
Income from continuing operations available to common shareholders	12,592	36,389	33,836
Dividends on unvested restricted shares	(1,043)	(1,034)	(733)
Income from continuing operations used to calculate earnings per share – basic	11,549	35,355	33,103
Minority interest in properties – continuing operations	155	179	611
Income from continuing operations used to calculate earnings per share – diluted	**$ 11,704**	**$ 35,534**	**$ 33,714**
Income from discontinued operations used to calculate earnings per share – basic	$ 1,816	$ 7,627	$ 6,339
Minority interest in properties – discontinued operations	–	–	18
Income from discontinued operations used to calculate earnings per share – diluted	**$ 1,816**	**$ 7,627**	**$ 6,357**
Basic earnings per share:			
Income from continuing operations	$ 0.32	$ 0.98	$ 0.93
Income from discontinued operations	0.05	0.21	0.18
	$ 0.37	**$ 1.19**	**$ 1.11**
Diluted earnings per share:			
Income from continuing operations	$ 0.32	$ 0.97	$ 0.92
Income from discontinued operations	0.05	0.20	0.18
	$ 0.37	**$ 1.17**	**$ 1.10**
Weighted-average shares outstanding – basic	36,256	36,089	35,609
Effect of dilutive common share equivalents	599	673	659
Weighted-average shares outstanding–diluted	**36,855**	**36,762**	**36,268**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2006, 2005, and 2004

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest, $1.00 Par	Preferred Shares, $.01 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Income (Loss)	(Distributions in Excess of Net Income) Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2004	**$ 35,544**	**25**	**$ 874,249**	**$ (2,006)**	**$ 115,822**	**$1,023,634**
Comprehensive income:						
Net income	–	–	–	–	53,788	53,788
Other comprehensive income	–	–	–	185	–	185
Total comprehensive income						53,973
Shares issued upon exercise of options, net of retirements	192	–	2,883	–	–	3,075
Shares issued upon conversion of Operating Partnership units	32	–	1,178	–	–	1,210
Shares issued under distribution reinvestment and share purchase plan	294	–	10,713	–	–	11,007
Shares issued under employee share purchase plans	17	–	635	–	–	652
Shares issued under equity incentive plan, net of retirements	193	–	(1,258)	–	–	(1,065)
Amortization of deferred compensation	–	–	3,369	–	–	3,369
Distributions paid to common shareholders ($2.16 per share)	–	–	–	–	(77,776)	(77,776)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2004	**36,272**	**25**	**891,769**	**(1,821)**	**78,221**	**1,004,466**
Comprehensive income:						
Net income	–	–	–	–	57,629	57,629
Unrealized gain on derivatives	–	–	–	5,937	–	5,937
Other comprehensive income	–	–	–	261	–	261
Total comprehensive income						63,827
Shares issued upon exercise of options, net of retirements	33	–	(397)	–	–	(364)
Shares issued upon conversion of Operating Partnership units	189	–	8,394	–	–	8,583
Shares issued under distribution reinvestment and share purchase plan	37	–	1,505	–	–	1,542
Shares issued under employee share purchase plans	15	–	510	–	–	525
Shares issued under equity incentive plan, net of retirements	194	–	(927)	–	–	(733)
Repurchase of common shares	(219)	–	(4,725)	–	(3,413)	(8,357)
Amortization of deferred compensation	–	–	3,310	–	–	3,310
Distributions paid to common shareholders ($2.25 per share)	–	–	–	–	(82,310)	(82,310)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2005	**36,521**	**25**	**899,439**	**4,377**	**36,514**	**976,876**
Comprehensive income:						
Net income	–	–	–	–	28,021	28,021
Unrealized gain on derivatives	–	–	–	3,480	–	3,480
Other comprehensive income	–	–	–	36	–	36
Total comprehensive income						31,537
Shares issued upon exercise of options, net of retirements	57	–	1,227	–	–	1,284
Shares issued upon conversion of Operating Partnership units	193	–	7,991	–	–	8,184
Shares issued under distribution reinvestment and share purchase plan	115	–	4,418	–	–	4,533
Shares issued under employee share purchase plans	18	–	727	–	–	745
Shares issued under equity incentive plan, net of retirements	43	–	(2,340)	–	–	(2,297)
Amortization of deferred compensation	–	–	5,860	–	–	5,860
Distributions paid to common shareholders ($2.28 per share)	–	–	–	–	(83,809)	(83,809)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2006	**$ 36,947**	**$ 25**	**$ 917,322**	**$ 7,893**	**$ (32,887)**	**$ 929,300**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	For the Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$ 28,021	$ 57,629	$ 53,788
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	92,329	78,500	73,678
Amortization	22,981	16,299	6,281
Straight-line rent adjustments	(2,905)	(4,311)	(5,098)
Provision for doubtful accounts	3,182	2,970	6,772
Amortization of deferred compensation	5,860	3,310	3,369
Minority interest	3,288	7,404	6,946
Gains on sales of interests in real estate	(6,909)	(16,269)	(934)
Change in assets and liabilities:			
Net change in other assets	(3,120)	(10,831)	(8,387)
Net change in other liabilities	16,027	(5,003)	(3,985)
Net cash provided by operating activities	**158,754**	**129,698**	**132,430**
Cash flows from investing activities:			
Investments in consolidated real estate acquisitions, net of cash acquired	(60,858)	(223,616)	(162,372)
Investments in consolidated real estate improvements	(35,521)	(61,321)	(27,112)
Additions to construction in progress	(148,504)	(63,280)	(15,414)
Investments in partnerships	(3,408)	(15,197)	(1,211)
Increase in cash escrows	(2,755)	(2,003)	(3,959)
Capitalized leasing costs	(4,613)	(3,574)	(2,763)
Additions to leasehold improvements	(619)	(3,163)	(3,659)
Cash distributions from partnerships in excess of equity in income	56,423	1,578	669
Cash proceeds from sales of consolidated real estate investments	17,762	36,148	107,563
Cash proceeds from sales of interests in partnerships	—	8,470	4,140
Net cash used in investing activities	**(182,093)**	**(325,958)**	**(104,118)**
Cash flows from financing activities:			
Principal installments on mortgage notes payable	(22,771)	(18,766)	(18,713)
Proceeds from mortgage notes payable	246,500	426,000	—
Proceeds from (repayment of) corporate notes payable	(94,400)	94,400	—
Repayment of mortgage notes payable	—	(267,509)	(30,000)
Prepayment penalty on repayment of mortgage notes payable	—	(803)	—
Net (repayment of) borrowing from Credit Facility	(10,500)	71,500	101,000
Payment of deferred financing costs	(1,498)	(2,168)	(100)
Shares of beneficial interest issued	8,055	6,545	19,060
Shares of beneficial interest repurchased	(2,545)	(11,786)	(1,148)
Operating partnership units purchased or redeemed	(352)	(12,416)	—
Dividends paid to common shareholders	(83,809)	(82,310)	(77,776)
Dividends paid to preferred shareholders	(13,613)	(13,613)	(13,613)
Distributions paid to OP Unit holders and minority partners	(8,768)	(10,118)	(9,847)
Net cash provided by (used in) financing activities	**16,299**	**178,956**	**(31,137)**
Net change in cash and cash equivalents	(7,040)	(17,304)	(2,825)
Cash and cash equivalents, beginning of year	22,848	40,152	42,977
Cash and cash equivalents, end of year	**$ 15,808**	**$ 22,848**	**$ 40,152**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006, 2005 and 2004

1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the Mid-Atlantic region or in the eastern half of the United States. As of December 31, 2006, the Company's operating portfolio consisted of a total of 51 properties. The Company's retail portfolio contains 50 properties in 13 states and includes 39 shopping malls and 11 power and strip centers. The ground-up development portion of the Company's portfolio contains seven properties in five states, with four classified as power centers, two classified as "mixed use" (a combination of retail and other uses) and one classified as other.

The Company holds its interest in its portfolio of properties through its operating partnership, PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2006, the Company held an 89.6% interest in the Operating Partnership and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem his/her units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at the election of the Company, the Company may acquire such OP Units for shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately.

The Company provides its management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that the Company consolidates for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that the Company does not consolidate for financial reporting purposes, including properties owned by partnerships in which the Company owns an interest. PREIT Services and PRI are consolidated. Because PRI is a taxable REIT subsidiary as defined by federal tax laws, it is capable of offering a broad range of services to tenants without jeopardizing the Company's continued qualification as a real estate investment trust under federal tax law.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest of such entities as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with current year presentation.

PARTNERSHIP INVESTMENTS | The Company accounts for its investment in partnerships that it does not control using the equity method of accounting. These investments, each of which represent a 40% to 50% noncontrolling ownership interest at December 31, 2006, are recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income and cash contributions and distributions. The Company does not control any of these equity method investees for the following reasons:

- Except for two properties that the Company co-manages with its partner, the other entities are managed on a day-to-day basis by one of the Company's other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, cash and cash equivalents totaled $15.8 million and $22.8 million, respectively, and included tenant escrow deposits of $5.0 million and $5.2 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $108.9 million, $99.2 million and $92.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, net of amounts capitalized of $9.6 million, $2.8 million and $1.5 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | In December 2006, the Company issued 341,297 OP Units valued at $13.4 million in connection with the purchase of the remaining interest in two partnerships that own or ground lease 12 malls pursuant to the put-call arrangement established in the Crown American Realty Trust merger in 2003.

In February 2005, the Company assumed two mortgage loans with an aggregate balance of $47.7 million and issued 272,859 OP Units valued at $11.0 million in connection with the acquisition of Cumberland Mall.

In May 2004, the Company issued 609,316 OP Units valued at $17.8 million in connection with the acquisition of the remaining partnership interest in New Castle Associates, owner of Cherry Hill Mall.

In 2004, the Company issued 279,910 OP Units valued at $10.2 million to certain former affiliates of The Rubin Organization in connection with the acquisition of The Rubin Organization in 1997 (See Note 11).

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

The Company's management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially over time, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors underlying its estimates and judgments, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenues from tenant rents and other tenant-related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above-market and below-market lease intangibles and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The straight-line rent adjustment increased revenue by approximately $2.9 million in 2006, $4.3 million in 2005 and $5.0 million in 2004. The straight-line receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2006 and December 31, 2005 were $19.4 million and $16.2 million, respectively. Amortization of above-market and below-market lease intangibles decreased revenue by $0.5 million, $1.4 million and $0.7 million in 2006, 2005 and 2004, respectively, as described below under "Intangible Assets."

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2006 and 2005, the Company's accounts receivable included accrued income of $8.1 million and $8.0 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts billed during the respective calendar years. Subsequent to the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

No single tenant represented 10% or more of the Company's rental revenue in any period presented.

Lease termination fee income is recognized in the period when a termination agreement is signed and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company also generates revenue from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "management company revenue" in the consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives. Tenant improvements, either paid directly by the Company or in the form of construction allowances paid to tenants, are capitalized and depreciated over the lease term.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Assessment of recoverability by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires the Company to make estimates as to the recoverability of such costs.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above-market and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

The Company allocates purchase price to customer relationship intangibles based on management's assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities, net of accumulated amortization, as of December 31, 2006 and 2005:

	As of December 31,	
(in thousands of dollars)	2006	2005
Value of in-place lease intangibles	$ 116,238	$ 153,099
Above-market lease intangibles	11,075	8,666
Subtotal	**127,313**	**161,765**
Goodwill (see below)	11,804	11,829
Total intangible assets	**$ 139,117**	**$ 173,594**
Below-market lease intangibles	**$ (13,073)**	**$ (9,865)**

In the normal course of business, the Company's intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ended December 31,	In-Place Lease Intangibles	Above/(Below) Market Leases
2007	$ 28,623	$ 256
2008	28,622	313
2009	28,622	240
2010	24,329	168
2011	5,554	43
2012 and thereafter	488	(3,018)
Total	**$ 116,238**	**$ (1,998)**

GOODWILL | Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2006 and 2005 include $11.8 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2006 were as follows (in thousands of dollars):

Balance, January 1, 2004	**$ 9,041**
Additions to goodwill	3,044
Goodwill divested	(40)
Balance, December 31, 2004	**12,045**
Goodwill divested	(216)
Balance, December 31, 2005	**11,829**
Goodwill divested	(25)
Balance, December 31, 2006	**$ 11,804**

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | The Company generally considers assets to be held for sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year.

When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets identified as held for sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held for sale are considered discontinued operations. Properties classified as discontinued operations were reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 below for a description of the properties included in discontinued operations. Investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred related to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

The Company capitalizes payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes the Company's capitalized salaries and benefits, real estate taxes and interest for the years ended December 31, 2006, 2005 and 2004:

	For the Year Ended December 31,		
(in thousands of dollars)	2006	2005	2004
Development/Redevelopment:			
Salaries and benefits	$ 2,265	$ 1,749	$ 1,285
Real estate taxes	$ 1,398	$ 451	$ 178
Interest	$ 9,640	$ 2,798	$ 1,463
Leasing:			
Salaries and benefits	$ 4,613	$ 3,574	$ 2,763

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if management's estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | The Company makes estimates of the collectibility of its tenant receivables related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, including straight-line rents receivable, historical bad debts, customer creditworthiness, current economic and industry trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable.

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has, in the past, distributed a substantial portion of its taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2006, 2005, and 2004, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2006, 2005, and 2004:

	For the Year Ended December 31,		
	2006	2005	2004
Ordinary income	$ 1.93	$ 2.07	$ 1.62
Capital gains	0.04	-	0.03
Return of capital	0.31	0.18	0.51
	$ 2.28	**$ 2.25**	**$ 2.16**

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for federal or state income taxes in the years ended December 31, 2006, 2005 and 2004. The Company had net deferred tax assets of $4.9 million and $4.1 million as of December 31, 2006 and 2005, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these will not be realized. The Company recorded expense of $0.4 million and $0.6 million related to Philadelphia net profits tax for the years ended December 31, 2006 and 2005, respectively.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $3,188.6 million and $2,533.9 million, respectively, at December 31, 2006 and $2,883.6 million and $2,284.6 million, respectively, at December 31, 2005.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the Credit Facility approximate fair value due to the short-term nature of these instruments. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages and corporate notes payable with similar terms and maturities.

Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense.

DERIVATIVES | In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest-bearing liabilities. The Company endeavors to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instrument's fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting contained in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"). If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction which is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose the Company to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting under SFAS No. 133. The Company must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges hedge future cash outflows on debt.

To determine the fair values of derivative instruments prior to settlement, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and there can be no assurance that the value in an actual transaction will be equivalent to the fair value set forth in the Company's financial statements.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

STOCK-BASED COMPENSATION EXPENSE | The Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share based payments to employees, including grants of employee stock options and restricted shares, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments, which was permitted under SFAS No. 123, is no longer an alternative. As originally issued by the Financial Accounting Standards Board ("FASB"), SFAS No. 123(R) was effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that were not fully vested as of July 1, 2005. In March 2005, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 107 ("SAB No. 107"), which provides guidance related to share-based payment arrangements for reporting companies. Also in March 2005, the SEC permitted reporting companies, and the Company elected, to defer adoption of SFAS No. 123(R) until the beginning of their next fiscal year, which, for the Company, was January 1, 2006. Compensation expense for the unvested awards is measured based on the fair value of such awards previously calculated in connection with the development of the prior pro forma disclosures in accordance with the provisions of SFAS No. 123. The impact of the Company's adoption of SFAS No. 123(R) was not material.

Prior to the Company's adoption of SFAS No. 123(R), compensation cost for awards granted after January 1, 2003 was recognized prospectively over the vesting period. Awards granted prior to January 1, 2003 were classified as a separate component of shareholders' equity and valued using the intrinsic method. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented.

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2005	2004
Net income available to common shareholders	$ 44,016	$ 40,175
Add: Stock-based employee compensation expense included in reported net income	4,304	2,954
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4,315)	(2,984)
Pro forma net income available to common shareholders	44,005	40,145
Deduct: Dividends on unvested restricted shares	(1,024)	(733)
Pro forma net income for basic earnings per share calculation	42,981	39,412
Minority interest in properties	179	611
Pro forma net income for diluted earnings per share calculation	$ 43,160	$ 40,023
Earnings per share:		
Basic — as reported	$ 1.19	$ 1.11
Basic — pro forma	$ 1.19	$ 1.11
Diluted — as reported	$ 1.17	$ 1.10
Diluted — pro forma	$ 1.17	$ 1.10

EARNINGS PER SHARE | The difference between basic weighted-average shares outstanding and diluted weighted-average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options and warrants whose exercise price was less than the average market price of the Company's stock during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *SFAS NO. 157* | In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value, provides guidance on how to measure fair value and establishes new disclosure requirements of assets and liabilities at their fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined whether the adoption of SFAS No. 157 will have a material effect on the Company's financial statements.

SAB 108 | In September 2006, the SEC's staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." This Bulletin provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 must be applied to financial reports covering the first fiscal year ending after November 15, 2006. SAB No. 108 had no impact on the Company's financial statements.

FIN 48 | In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 addresses the recognition and measurement of tax-based benefits based on the probability that they will be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have any material effect on the Company's financial statements.

2 Real Estate Activities

Investments in real estate as of December 31, 2006 and 2005 were comprised of the following:

(in thousands of dollars)	As of December 31, 2006	2005
Buildings, improvements, and construction in progress	$ 2,599,499	$ 2,400,068
Land, including land held for development	532,871	467,368
Total investments in real estate	3,132,370	2,867,436
Accumulated depreciation	(306,893)	(220,788)
Net investments in real estate	$ 2,825,477	$ 2,646,648

2006 ACQUISITIONS | In connection with the Merger (see below), Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company had the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (the closing took place in November 2003) in exchange for 341,297 additional OP Units. Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership. The Company exercised this right in December 2006. The value of the exchanged OP Units was $13.4 million.

Before the Company exercised its rights under the put-call arrangement, the remaining partners of Crown's former operating partnership were entitled to distributions from the two partnerships that own or ground lease the 12 shopping malls. The amount of the distributions was based on the capital distributions made by the Company's operating partnership and amounted to $0.8 million, $0.8 million and $0.7 million in the years ended December 31, 2006, 2005, and 2004, respectively.

In 2006, the Company acquired three former Strawbridge's department stores at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. following its merger with The May Department Stores Company for an aggregate purchase price of $58.0 million.

2005 ACQUISITIONS | In December 2005, the Company acquired Woodland Mall in Grand Rapids, Michigan for $177.4 million. The Company funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from its Credit Facility, and the remainder from its available working capital. The corporate notes were subsequently repaid. Of the purchase price amount, $6.1 million was allocated to the value of in-place leases, $6.4 million was allocated to above-market leases and $6.5 million was allocated to below-market leases.

In March 2005, the Company acquired Gadsden Mall in Gadsden, Alabama for $58.8 million. The Company funded the purchase price from its Credit Facility. Of the purchase price amount, $7.8 million was allocated to the value of in-place leases, $0.1 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The acquisition included the nearby P&S Office Building, an office building that the Company considers to be non-strategic, and which the Company has classified as held for sale for financial reporting purposes.

In February 2005, the Company purchased Cumberland Mall in Vineland, New Jersey and a vacant parcel adjacent to the mall. The total price paid for the mall and the adjacent parcel was $59.5 million, including the assumption of $47.7 million in mortgage debt. The Company paid the $0.9 million purchase price of the adjacent parcel in cash, and paid the remaining portion of the purchase price using 272,859 OP Units, which were valued at $11.0 million, based on the average of the closing price of the Company's common shares on the ten consecutive trading days immediately before the closing date of the transaction. Of the purchase price amount, $8.7 million was allocated to the value of in-place leases, $0.2 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The Company also recorded a debt premium of $2.7 million in order to record Cumberland Mall's mortgage at fair value.

2004 ACQUISITIONS | In December 2004, the Company acquired Orlando Fashion Square in Orlando, Florida for approximately $123.5 million, including closing costs. The transaction was primarily financed under the Company's Credit Facility. Of the purchase price amount, $14.7 million was allocated to the value of in-place leases and $0.7 million was allocated to above-market leases.

In May 2004, the Company acquired The Gallery at Market East II in Philadelphia, Pennsylvania for $32.4 million. The purchase price was primarily funded from the Credit Facility. Of the purchase price amount, $4.5 million was allocated to the value of in-place leases, $1.2 million was allocated to above-market leases and $1.1 million was allocated to below-market leases.

In May 2004, the Company acquired the remaining 27% ownership interest in New Castle Associates, the entity that owns Cherry Hill Mall in Cherry Hill, New Jersey in exchange for 609,316 OP Units valued at $17.8 million. The Company acquired its 73% ownership of New Castle Associates in April 2003. As a result, the Company now owns 100% of New Castle Associates. Prior to the closing of the acquisition of the remaining interest, each of the partners in New Castle Associates other than the Company was entitled to a cumulative preferred distribution from New Castle Associates equal to $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates.

2003 CROWN MERGER | On November 20, 2003, the Company closed the merger of Crown American Realty Trust ("Crown") with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, the Operating Partnership, Crown and Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger. Through the Merger and related transactions, the Company acquired 26 regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

2006 DISPOSITIONS | In December 2006, the Company sold a parcel at Voorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the retail property. The Company recorded a gain of $4.7 million from the sale of this parcel.

In transactions that closed between June 2006 and December 2006, the Company sold a total of four parcels at the Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million, and recorded an aggregate gain of $0.5 million. Plaza at Magnolia is currently under development.

In September 2006, the Company sold South Blanding Village, a strip center in Jacksonville, Florida for $7.5 million. The Company recorded a gain of $1.4 million from this sale.

2005 DISPOSITIONS | In December 2005, the Company sold Festival at Exton in Exton, Pennsylvania for $20.2 million. The Company recorded a gain of $2.5 million from this sale.

In August 2005, the Company sold its four industrial properties (the "Industrial Properties") for $4.3 million. The Company recorded a gain of $3.7 million from this transaction.

In May 2005, pursuant to an option granted to the tenant in a 1994 ground lease agreement, the Company sold a parcel in Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A, Inc. for $12.5 million. The Company recorded a gain of $0.6 million on the sale of this parcel.

In January 2005, the Company sold a parcel associated with Wiregrass Commons Mall in Dothan, Alabama for $0.1 million. The Company recorded a gain of $0.1 million on the sale of this parcel.

2004 DISPOSITIONS | In September 2004, the Company sold five properties for $110.7 million. The properties were acquired in November 2003 in connection with the Merger, and were among six properties that were considered to be non-strategic (the "Non-Core Properties"). The Non-Core Properties were classified as held for sale as of the date of the Merger. The net proceeds from the sale were $108.5 million after closing costs and adjustments. The Company used the proceeds from this sale primarily to repay amounts outstanding under the Credit Facility. The Company did not record a gain or loss on this sale for financial reporting purposes.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of (i) South Blanding Village, (ii) Festival at Exton, (iii) the Industrial Properties (iv) the Non-Core Properties and (v) the P&S Office Building.

The following table summarizes revenue and expense information for the Company's discontinued operations:

	For the Year Ended December 31,		
(in thousands of dollars)	2006	2005	2004
Real estate revenues	$ 1,072	$ 3,981	$ 21,246
Expenses:			
Property operating expenses	(324)	(917)	(11,264)
Depreciation and amortization	(144)	(639)	(709)
Interest expense	—	—	(1,622)
Total expenses	**(468)**	**(1,556)**	**(13,595)**
Operating results from discontinued operations	604	2,425	7,651
Gains (adjustment to gains) on sales of discontinued operations	1,414	6,158	(550)
Minority interest in discontinued operations	(202)	(956)	(762)
Income from discontinued operations	**$ 1,816**	**$ 7,627**	**$ 6,339**

SCHUYLKILL MALL | During the first quarter of 2006, the Company reclassified Schuylkill Mall in Frackville, Pennsylvania for accounting purposes from held for sale to continuing operations. The Company reached this decision because the previously disclosed January 2006 agreement to sell the property was terminated, and the property no longer meets the conditions for held for sale classification under SFAS No. 144. For balance sheet purposes, as of March 31, 2006, the assets and liabilities of Schuylkill Mall were reclassified from assets held for sale and liabilities related to assets held for sale into the appropriate balance sheet captions. Because Schuylkill Mall was considered held for sale as of December 31, 2005, no reclassifications related to Schuylkill Mall were made as of that date. For income statement purposes, the results of operations for Schuylkill Mall are presented in continuing operations for all periods presented. In the first quarter of 2006, the Company recorded depreciation and amortization expense of $2.8 million to reflect the depreciation and amortization during all of the period that Schuylkill Mall was classified as held for sale. In January 2007, the Company entered into an agreement for the sale of Schuylkill Mall in Frackville, Pennsylvania.

DEVELOPMENT ACTIVITIES | As of December 31, 2006 and 2005, the Company had capitalized $229.3 million and $86.1 million, respectively, related to construction and development activities. Of the balance at December 31, 2006, $2.8 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, $216.9 million is included in construction in progress and $4.0 million is included in investments in partnerships, at equity. Also, $5.6 million of land is held for development. The Company had $2.0 million of deposits on land purchase contracts at December 31, 2006, of which $1.0 million was refundable.

In February 2006, the Company acquired approximately 540 acres of land in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." The Company continues to be involved in the process of obtaining the requisite entitlements for Springhills, with a goal of developing a mixed use project.

In transactions that closed between June 2005 and January 2006, the Company acquired land in New Garden Township, Pennsylvania for approximately $30.1 million in cash, including closing costs. The Company is still in the process of obtaining various entitlements for its concept for this property, which includes retail and mixed use components.

In transactions that closed between May and August 2005, the Company acquired land in Lacey Township, New Jersey for approximately $11.6 million in cash. In December 2005, Lacey Township authorized the Company to construct a retail center on this land, including a Home Depot. In July 2006, the Company began preliminary site work construction, and in August 2006, it executed a ground lease with Home Depot U.S.A., Inc. In the fourth quarter of 2006, the Company obtained final state approvals.

In August 2005, the Company acquired land in Christiansburg, Virginia adjacent to New River Valley Mall for $4.1 million, including closing costs.

3 Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2006 and 2005:

(in thousands of dollars)	As of December 31, 2006	2005
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 344,909	$ 314,703
Construction in progress	8,312	2,927
Total investments in real estate	**353,221**	**317,630**
Accumulated depreciation	(75,860)	(62,554)
Net investments in real estate	**277,361**	**255,076**
Cash and cash equivalents	5,865	4,830
Deferred costs and other assets, net	26,535	37,635
Total assets	**309,761**	**297,541**
Liabilities and partners' equity (deficit):		
Mortgage notes payable	382,082	269,000
Other liabilities	18,418	13,942
Total liabilities	**400,500**	**282,942**
Net equity (deficit)	(90,739)	14,599
Less: Partners' share	44,961	(7,303)
Company's share	(45,778)	7,296
Excess investment (1)	14,211	13,701
Advances	6,749	7,186
Net investments and advances	**$ (24,818)**	**$ 28,183**
Investment in partnerships at equity	$ 38,621	$ 41,536
Distributions in excess of partnership investments (2)	(63,439)	(13,353)
Net investments and advances	**$ (24,818)**	**$ 28,183**

(1) Excess investment represents the unamortized difference between the Company's investment and the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."

(2) Distributions in excess of partnership investments for the year ended December 31, 2006 include the $51.9 million distribution of mortgage loan proceeds from the July 2006 financing of Lehigh Valley Mall (see below).

Mortgage notes payable, which are secured by eight of the partnership properties, are due in installments over various terms extending to the year 2018, with effective interest rates ranging from 5.91% to 8.25% and a weighted-average interest rate of 6.67% at December 31, 2006. The liability under each mortgage note is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) Year Ended December 31,	Company's Proportionate Share: Principal Amortization	Balloon Payments	Total	Property Total
2007	$ 1,885	$ 117,077	$ 118,962	$ 239,879
2008	1,869	6,129	7,998	16,012
2009	1,581	12,426	14,007	28,031
2010	1,501	1,412	2,913	5,844
2011	1,265	44,451	45,716	91,453
2012 and thereafter	345	—	345	863
	$ 8,446	**$ 181,495**	**$ 189,941**	**$ 382,082**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2006, 2005 and 2004:

(in thousands of dollars)	For the Year Ended December 31, 2006	2005	2004
Real estate revenues	$ 67,356	$ 58,764	$ 57,986
Expenses:			
Property operating expenses	(19,666)	(17,937)	(17,947)
Interest expense	(22,427)	(16,485)	(16,923)
Depreciation and amortization	(13,537)	(8,756)	(11,001)
Total expenses	(55,630)	(43,178)	(45,871)
Net income	11,726	15,586	12,115
Less: Partners' share	(5,863)	(7,835)	(6,131)
Company's share	5,863	7,751	5,984
Amortization of excess investment	(268)	(277)	(378)
Equity in income of partnerships	**$ 5,595**	**$ 7,474**	**$ 5,606**

The Company's equity in income of partnerships for the year ended December 31, 2004 includes $1.1 million relating to a cumulative depreciation adjustment for an operating property that was made by the Company's partner (the property's manager) to reflect depreciation expense appropriately after a previous depreciation expense understatement of $0.3 million in each of the years ended December 31, 2004 and 2003.

ACQUISITIONS | In November 2005, the Company and a partner acquired Springfield Mall in Springfield, Pennsylvania for $103.5 million. To partially finance the acquisition costs, the Company and its acquisition partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, Inc., obtained a $76.5 million mortgage loan. The Company funded the remainder of its share of the purchase price with $5.0 million in borrowings from its Credit Facility.

DISPOSITIONS | The results of operations of equity method investments disposed of by the Company and the resultant gains on sales are presented in continuing operations.

In July 2005, a partnership in which the Company has a 50% interest sold the property on which the Christiana Power Center Phase II project would have been built to the Delaware Department of Transportation for $17.0 million. The Company's share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses incurred previously in connection with the project and a gain of $4.5 million on the sale of non-operating real estate.

In July 2005, the Company sold its 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sales price of the mall was $33.5 million, including assumed debt of $22.6 million. The net cash proceeds to the Company were $3.9 million. The Company recorded a gain of $5.0 million from this transaction.

In August 2004, the Company sold its 60% non-controlling ownership interest in Rio Grande Mall, a strip center in Rio Grande, New Jersey to an affiliate of the Company's partner in this property, for net proceeds of $4.1 million. The Company recorded a gain of $1.5 million from this transaction.

MORTGAGE ACTIVITY | In July 2006, the partnership that owns Lehigh Valley Mall in Whitehall, Pennsylvania entered into a $150.0 million mortgage loan that is secured by Lehigh Valley Mall. The Company owns an indirect 50% ownership interest in this entity. The mortgage loan has an initial term of 12 months, during which monthly payments of interest only are required. There are three one-year extension options, provided that there is no event of default and that the borrower buys an interest rate cap for the term of any applicable extension. The loan bears interest at the one month LIBOR rate, reset monthly, plus a spread of 56 basis points. The initial interest rate and the interest rate as of December 31, 2006 was 5.91% The loan may not be prepaid until August 2007. Thereafter, the loan may be prepaid in full on any monthly payment date. A portion of the proceeds of the loan were used to repay the previous first mortgage on the property, which had a balance of $44.6 million. The Company received a distribution of $51.9 million as its share of the remaining proceeds of this mortgage loan. The Company used this $51.9 million to repay a portion of the outstanding balance under the Credit Facility and for working capital.

4 Mortgage Notes, Corporate Notes and Credit Facility

MORTGAGE NOTES PAYABLE | Mortgage notes payable, which are secured by 31 of the Company's consolidated properties, are due in installments over various terms extending to the year 2017 with contract interest rates ranging from 4.50% to 8.70% and a weighted average interest rate of 6.33% at December 31, 2006. The mortgages had a weighted average effective rate of 6.08% per annum for the year ended December 31, 2006. Principal payments are due as follows:

(in thousands of dollars) Year Ended December 31,	Principal Amortization[1]	Balloon Payments[1]	Total
2007	$ 23,380	$ 39,987	$ 63,367
2008	38,906	505,564	544,470
2009	14,658	49,955	64,613
2010	15,636	–	15,636
2011	16,560	–	16,560
2012 and thereafter	44,444	823,818	868,262
	$ 153,584	$ 1,419,324	1,572,908
Debt Premium			26,663
			$ 1,599,571

(1) *The mortgage on Schuylkill Mall limits the monthly payments to interest plus the excess cash flow from the property after management fees, leasing commissions, and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. As such, the timing of future principal payment amounts cannot be determined. The mortgage expires in December 2008, and had a balance of $16.5 million at December 31, 2006. In October 2006, the mortgage note secured by Schuylkill Mall was modified to reduce the interest rate from 7.25% to 4.50% per annum.*

The Company determined that the fair value of the mortgage notes payable was approximately $1,581.6 million at December 31, 2006, based on year-end interest rates and market conditions.

FINANCING ACTIVITY | In March 2006, the Company entered into a $156.5 million first mortgage loan that is secured by Woodland Mall in Grand Rapids, Michigan. The loan has an interest at a rate of 5.58% and has a 10 year term. The loan terms provide for interest-only payments for three years and then repayment of principal based on a 30-year amortization schedule. The Company used a portion of the loan proceeds to repay two 90-day corporate notes, and the remaining proceeds to repay a portion of the amount outstanding under the Credit Facility and for general corporate purposes.

In February 2006, the Company entered into a $90.0 million mortgage loan on Valley Mall in Hagerstown, Maryland. The mortgage note has an interest rate of 5.49% and a maturity date of February 2016. The Company used the proceeds from this financing to repay a portion of the outstanding balance under its Credit Facility and for general corporate purposes.

In December 2005, in order to finance the acquisition of Woodland Mall, the Company issued a 90-day $85.4 million seller note with an interest rate of 7.0% per annum, and which was secured by an approximately $86.9 million letter of credit, and a 90-day $9.0 million seller note with an interest rate of 5.4% per annum and which was secured by an approximately $9.1 million letter of credit. The notes are recorded on the consolidated balance sheet as corporate notes payable, as of December 31, 2005.

In December 2005, the Company refinanced the mortgage loan on Willow Grove Park in Willow Grove, Pennsylvania with a new $160.0 million first mortgage loan from Prudential Insurance Company of America and Teachers Insurance and Annuity Association of America. The new loan has an interest rate of 5.65% per annum and will mature in December 2015. Under the mortgage terms, the Company has the ability to convert the loan to a senior unsecured loan during the first nine years of the mortgage loan term subject to certain prescribed conditions, including the achievement of a specified credit rating. The Company used $107.5 million from the proceeds to repay the balance on the previous mortgage, which had a maturity date of March 2006 and an interest rate of 8.39%, and accelerated the amortization of the unamortized debt premium balance of $0.5 million.

In September 2005, the Company entered into a $200.0 million first mortgage loan that is secured by Cherry Hill Mall in Cherry Hill, New Jersey. The loan has an interest rate of 5.42% and will mature in October 2012. Under the mortgage terms, the Company has the ability to convert the loan to a senior unsecured corporate obligation during the first six years of the mortgage loan term, subject to certain prescribed conditions, including the achievement of a specified credit rating. The Company used a portion of the proceeds to repay the previous first mortgage on the property, which the Company had assumed in connection with the purchase of Cherry Hill Mall in 2003. The previous mortgage had a balance of approximately $70.2 million at closing.

In July 2005, the Company refinanced the mortgage loan on Magnolia Mall in Florence, South Carolina. The new mortgage loan had an initial balance of $66.0 million, a 10-year term and an interest rate of 5.33% per annum. Of the approximately $67.4 million of proceeds (including refunded deposits of approximately $1.4 million), $19.3 million was used to repay the previous mortgage loan and $0.8 million was used to pay a prepayment penalty on the previous mortgage loan that had a maturity date of January 2007.

In February 2005, the Company repaid a $58.8 million second mortgage loan on Cherry Hill Mall in Cherry Hill, New Jersey using $55.0 million from its Credit Facility and available working capital.

West Manchester Mall in York, Pennsylvania and Martinsburg Mall in Martinsburg, Virginia had served as part of the collateral pool that secures a mortgage with GE Capital Corporation. In connection with the closing of the sale of five of the Non-Core Properties in September 2004, these properties, with a combined mortgage balance of $41.9 million, were released from the collateral pool and replaced with Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina, which had a combined mortgage balance of comparable value.

CREDIT FACILITY | The Company amended its Credit Facility in February 2005, March 2006, and February 2007. Under the amended terms, the $500 million Credit Facility can be increased to $650 million under prescribed conditions, and the Credit Facility bears interest at a rate between 0.95% and 1.40% per annum over LIBOR based on the Company's leverage. In determining the Company's leverage under the amended terms, the capitalization rate used under the amended terms to calculate Gross Asset Value is 7.50%. The amended Credit Facility has a term that expires in January 2009, with an additional 14 month extension option, provided that there is no event of default at that time.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.70:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 for periods ending on or before December 31, 2008, at which time the ratio will be 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.0975:1 for periods ending on or before December 31, 2008, at which time the ratio will be 0.1025:1. As of December 31, 2006, the Company was in compliance with all of these debt covenants.

As of December 31, 2006 and 2005, $332.0 million and $342.5 million, respectively, were outstanding under the Credit Facility. The Company pledged $24.8 million under the Credit Facility as collateral for six letters of credit, and the unused portion of the Credit Facility that was available to the Company was $143.2 million at December 31, 2006. The weighted average effective interest rate based on amounts borrowed was 6.50%, 4.83% and 4.24% for the years ended December 31, 2006, 2005, and 2004, respectively. The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2006 was 6.37%.

5 Derivatives

As of December 31, 2006, the Company has (i) six forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on an aggregate notional amount of $150.0 million settling no later than December 10, 2008, (ii) three forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007, and (iii) seven forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008.

The Company entered into these swap agreements in order to hedge the expected interest payments associated with a portion of the Company's anticipated future issuances of long-term debt. The Company assessed the effectiveness of these swaps as hedges at inception and on December 31, 2006 and considers these swaps to be highly effective cash flow hedges under SFAS No. 133.

The Company's swaps will be settled in cash for the present value of the difference between the locked swap rate and the then-prevailing rate on or before the cash settlement dates corresponding to the dates of issuance of new long-term debt obligations. If the prevailing market interest rate exceeds the rate in the swap agreement, then the counterparty will make a payment to the Company. If it is lower, the Company will pay the counterparty. The settlement amounts will be amortized over the life of the debt using the effective interest method.

The counterparties to these swap agreements are all major financial institutions and participants in the Credit Facility. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of their high credit ratings, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due.

The following table summarizes the terms and fair values of the Company's derivative financial instruments at December 31, 2006 and December 31, 2005. The notional amounts at December 31, 2006 and December 31, 2005 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

Hedge Type	Notional Value	Fair Value at December 31, 2006	Fair Value at December 31, 2005	Interest Rate	Effective Date	Cash Settlement Date
Agreements entered in May 2005:						
Swap-Cash Flow	$ 50 million	$ 1.8 million	$ 1.0 million	4.6830%	July 31, 2007	October 31, 2007
Swap-Cash Flow	$ 50 million	1.8 million	1.0 million	4.6820%	July 31, 2007	October 31, 2007
Swap-Cash Flow	$ 20 million	0.7 million	0.4 million	4.7025%	July 31, 2007	October 31, 2007
Swap-Cash Flow	$ 50 million	1.3 million	0.7 million	4.8120%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 50 million	1.5 million	0.7 million	4.7850%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 20 million	0.5 million	0.3 million	4.8135%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 45 million	1.2 million	0.6 million	4.8135%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 10 million	0.3 million	0.2 million	4.8400%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 50 million	1.4 million	0.7 million	4.7900%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	0.7 million	0.3 million	4.8220%	September 10, 2008	December 10, 2008
		$ 11.2 million	$ 5.9 million			
Agreements entered in May 2006:						
Swap-Cash Flow	$ 50 million	$ (0.5) million	N/A	5.3380%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	(0.3) million	N/A	5.3500%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	(0.3) million	N/A	5.3550%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 20 million	(0.3) million	N/A	5.3750%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 15 million	(0.2) million	N/A	5.3810%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 15 million	(0.2) million	N/A	5.3810%	September 10, 2008	December 10, 2008
		$ (1.8) million	N/A			
Total		**$ 9.4 million**	**$ 5.9 million**			

As of December 31, 2006 and December 31, 2005, the estimated unrealized gain attributed to the cash flow hedges was $9.4 million and $5.9 million, respectively, and has been included in deferred costs and other assets and accumulated other comprehensive income in the accompanying consolidated balance sheets. The increase in the aggregate value from December 31, 2005 to December 31, 2006 is due to an increase in market interest rates since the dates of the agreements net of the impact of a decrease in market interest rates since the Company entered into the six hedging agreements in March 2006.

6 Preferred Stock

In connection with the Merger, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares. The issuance was recorded at $57.90 per preferred share, the fair value of a preferred share based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. The preferred shares are not redeemable by the Company until July 31, 2007. On or after July 31, 2007, the Company, at its option, may redeem the preferred shares for cash at the redemption price per share set forth below:

(in thousands except per share amounts) Redemption Period	Redemption Price Per Share	Total Redemption Value
July 31, 2007 through July 30, 2009	$ 52.50	$ 129,938
July 31, 2009 through July 30, 2010	$ 51.50	$ 127,463
On or after July 31, 2010	$ 50.00	$ 123,750

7 Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan were $1.0 million for each of the years ended December 31, 2006, 2005 and 2004.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.6 million, $0.6 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2006, 2005, and 2004, approximately 17,000, 15,000 and 17,000 shares, respectively, were purchased for total consideration of $0.6 million, $0.5 million and $0.5 million, respectively. The Company recorded expenses of $0.2 million, $0.1 million and $0.1 million in the years ended December 31, 2006, 2005 and 2004, respectively, related to the share purchase plans.

8 Share Repurchase Program

In October 2005, the Company's Board of Trustees authorized a program to repurchase up to $100.0 million of the Company's common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions. The Company may fund repurchases under the program from multiple sources, including up to $50.0 million from its Credit Facility. The Company is not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of the Company's common shares and market conditions, among other factors. The program will be in effect until the end of 2007, subject to the authority of the Board of Trustees to terminate the program earlier.

Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company accounts for the purchase price of the shares repurchased as a reduction of shareholder's equity and allocates the purchase price between retained earnings, shares of beneficial interest and capital contributed in excess of par as required. In 2005, the Company repurchased 218,700 shares under the program at an average price of $38.18 per share for an aggregate purchase price of $8.4 million (including fees and expenses). The Company did not repurchase any shares in 2006. The remaining authorized amount for share repurchases under this program was $91.6 million.

9 Stock-Based Compensation

The Company makes grants of equity-based awards pursuant to its 2003 Equity Incentive Plan and pursuant to its Restricted Share Plan for Non-Employee Trustees. The 2003 Equity Incentive Plan provides for the granting of, among other things, restricted share awards and options to purchase shares of beneficial interest to key employees and non-employee trustees of the Company. Previously, the Company maintained four plans pursuant to which it granted awards of restricted shares or options, and certain options and certain restricted shares granted under these plans remain exercisable or outstanding and subject to restrictions, respectively. In addition, the Company previously maintained a plan pursuant to which it granted options to its non-employee trustees.

As stated above in Note 1, the Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires all share based payments to employees to be valued at their fair value on the date of grant, and to be expensed over the applicable vesting period.

For the years ended December 31, 2006, 2005 and 2004 the Company recorded aggregate compensation expense in respect of share based compensation of $7.4 million, $4.4 million and $3.2 million, respectively, in connection with the equity programs described below.

RESTRICTED SHARES | As described below, in 2006, 2005 and 2004, the Company made grants of restricted shares subject to time based vesting. Also, in 2005 and 2004, the Company made grants of restricted shares that were subject to market based vesting. The aggregate value of the restricted shares that the Company granted to its employees in 2006, 2005 and 2004 was $5.2 million, $8.0 million and $7.0 million, respectively.

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2004 and 2005, the Company granted equity awards to certain executives in the form of restricted shares, one half of which were subject to time based vesting and one half of which were subject to market based vesting. The restricted shares subject to market based vesting vest in equal installments over a five-year period if specified total return to shareholders ("TRS") goals established at the time of the grant are met in each year. If the goal is not met in any year, the awards provide for excess amounts of TRS in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Unvested market based restricted shares are forfeited if an executive's employment is terminated for any reason other than by PREIT without cause or by the officer for good reason. Vesting is accelerated upon a change-in-control. The annual TRS goal for the market based restricted shares awarded in 2005 and 2004 was set at the greater of (i) 110% of the TRS of a specified index of real estate investment trusts for each of the five years or (ii) the dividends paid by the Company during the year, expressed as a percentage of the market value of a share, plus 1%. No market based restricted shares vested in 2006 or 2005 since the Company's TRS was less than the annual TRS goal for the awards. The Company granted a total of 67,147 and 64,094 restricted shares subject to market based vesting in 2005 and 2004, respectively. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of the these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00, $20.35, and $18.49 for 2005, 2004 and 2003, respectively. Compensation cost relating to these market based vesting awards is recorded ratably over the five-year vesting period. The Company recorded $1.1 million, $0.5 million and $0.6 million of compensation expense related to market based restricted shares for the years ended December 31, 2006, 2005 and 2004, respectively.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | The Company makes grants of restricted shares subject to time-based vesting. The shares awarded generally vest over periods of up to five years, typically in equal annual installments, as long as the recipient is an employee of the Company on the vesting date. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The Company granted a total of 132,761, 147,105 and 159,120 restricted shares subject to time-based vesting in 2006, 2005 and 2004, respectively The grant date fair values of time based restricted shares are determined based on the average of the high and low sales price of a common share on the date of grant, which ranged from $40.60 to $41.81 per share in 2006, $40.18 to $42.40 per share in 2005, and $30.96 to $37.36 per share in 2005. Compensation cost relating to time-based restricted shares awards is recorded ratably over the respective vesting periods. The Company recorded $4.2 million, $2.8 million and $2.5 million of compensation expense related to time based restricted shares for the years ended December 31, 2006, 2005 and 2004, respectively.

RESTRICTED SHARE UNIT PROGRAM | In May 2006, the Company's Board of Trustees established the 2006-2008 Restricted Share Unit ("RSU") Program. Under the RSU Program, the Company may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on the Company's performance in terms of TRS for the three year period ending December 31, 2008 (the "Measurement Period") relative to the TRS for the Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). If the Company's TRS performance is below the 25th percentile of the Index REITs, then no shares will be earned. If the Company's TRS over the Measurement Period is above the 25th, 50th or 75th percentiles of the Index REITs, then a percentage of the awards ranging from 50% to 150% will be earned. Dividends are deemed credited to the RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the Measurement Period. The fair value of the RSU awards was determined using a Monte Carlo simulation probabilistic valuation model and was $44.30 per share in 2006. Compensation cost relating to these RSU awards is being expensed over the three year vesting period. The Company granted a total of 43,870 RSUs in 2006. The Company recorded $0.5 million of compensation expense related to the RSU Program for the year ended December 31, 2006.

OUTPERFORMANCE PROGRAM | In January 2005, the Company's Board of Trustees approved the 2005—2008 Outperformance Program ("OPP"), a performance-based incentive compensation program that is designed to pay a bonus (in the form of common shares of beneficial interest) if the Company's total return to shareholders (as defined) exceeds certain thresholds over a four year measurement period beginning on January 1, 2005. The Board of Trustees amended the OPP in March 2005. The grant date fair value of the OPP awards was determined using a Monte Carlo simulation probabilistic valuation model and is being expensed over the four year vesting period. The Company recorded $1.2 million and $0.9 million of compensation expense related to the OPP for the years ended December 31, 2006 and 2005, respectively.

OTHER | In 2006, 2005 and 2004, the Company issued 1,750, 3,050 and 2,725 shares without restrictions to non-officer employees as service awards at fair values of $40.12, $42.83 and $33.90, respectively, based on their years of service. In connection with these issuances, the Company recorded $0.1 million of compensation expense for each of the years ended December 31, 2006, 2005 and 2004. In 2006, the Company also issued 6,736 shares in connection with an executive separation at a fair value of $41.67. See Note 11. In connection with this issuance, the Company recorded $0.3 million of compensation expense in the year ended December 31, 2006.

STOCK-BASED COMPENSATION PLANS | The following table presents the aggregate number of shares reserved for issuance and the number of shares that remained available for future awards under the two plans that had shares available as of December 31, 2006:

	2003 Equity Incentive Plan	Restricted Share Plan For Nonemployee Trustees
Shares reserved for issuance	2,500,000	50,000
Available for grant at December 31, 2006	1,818,214	15,000

Options are granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. Changes in the number of options outstanding from January 1, 2004 through December 31, 2006 were as follows:

	Weighted Average Exercise Price	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Options outstanding at January 1, 2004	**$ 22.71**	**142,653**	**100,000**	**57,500**	**265,260**	**88,390**	**62,375**
Options granted	$ 34.55	5,000	–	–	–	–	–
Options exercised	$ 18.37	(128,161)	–	(12,700)	–	(47,285)	(10,500)
Options forfeited	$ 21.83	(2,723)	–	(2,500)	–	–	–
Options outstanding at December 31, 2004	**$ 23.38**	**16,769**	**100,000**	**42,300**	**265,260**	**41,105**	**51,875**
Options granted	$ 38.00	5,000	–	–	–	–	–
Options exercised	$ 24.33	(1,863)	–	(7,000)	(64,260)	(15,000)	(1,000)
Options forfeited	$ 20.36	(932)	–	–	–	–	(1,000)
Options outstanding at December 31, 2005	**$ 23.70**	**18,974**	**100,000**	**35,300**	**201,000**	**26,105**	**49,875**
Options exercised	$ 22.77	(4,889)	–	(7,250)	(11,000)	(25,605)	(8,875)
Options forfeited	$ 22.55	(358)	–	–	–	–	–
Options outstanding at December 31, 2006	**$ 23.46**	**13,727**	**100,000**	**28,050**	**190,000**	**500**	**41,000**

As of December 31, 2006, exercisable options to purchase 363,277 shares of beneficial interest with an aggregate exercise price of $8.4 million (average exercise price of $23.14 per share) were outstanding.

As of December 31, 2006, an aggregate of outstanding exercisable and unexercisable options to purchase 373,277 shares of beneficial interest with a weighted average remaining contractual life of 2.3 years (weighted average exercise price of $23.46 per share) and an aggregate exercise price of $8.8 million were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2006:

	Options Outstanding as of December 31, 2006		Options Exercisable as of December 31, 2006		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$13.00-$18.99	108,861	$ 17.74	108,861	$ 17.74	3.8
$19.00-$28.99	244,416	$ 25.02	243,166	$ 25.00	1.2
$29.00-$38.99	20,000	$ 35.62	11,250	$ 35.21	7.3

The fair value of each option granted in 2005 and 2004 was estimated on the grant date using the Black-Scholes option pricing model and on the assumptions presented below (no options were granted in 2006):

	Options Issued to Trustees Year Ended December 31, 2005	Options Issued to Trustees Year Ended December 31, 2004
Weighted-average fair value	$ 6.85	$ 6.37
Expected life in years	10	10
Risk-free interest rate	4.47%	4.60%
Volatility	18.13%	17.53%
Dividend yield	5.92%	6.25%

10 Leases

AS LESSOR | The Company's retail properties are leased to tenants under operating leases with various expiration dates ranging through 2095. Future minimum rents under noncancelable operating leases with terms greater than one year are as follows:

(in thousands of dollars) Year Ended December 31,	
2007	$ 254,844
2008	227,891
2009	200,877
2010	170,374
2011	135,156
2012 and thereafter	463,221
	$ 1,452,363

The total future minimum rents as presented do not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rents.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for its corporate office space (see Note 11) and for various computer, office and mall equipment. Furthermore, the Company is the lessee under third-party ground leases for portions of the land at nine of its properties (Crossroads Mall, Echelon Mall, Exton Square Mall, The Gallery at Market East I and II, Orlando Fashion Square, Plymouth Meeting Mall, Uniontown Mall and Wiregrass Commons Mall). Total amounts expensed relating to leases were $4.8 million, $5.0 million and $5.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) Year Ended December 31,	Capital Leases	Operating Leases	Ground Leases
2007	$ 260	$ 2,922	$ 1,030
2008	185	2,432	1,030
2009	181	2,295	1,030
2010	15	1,875	1,030
2011	—	1,567	1,030
2012 and thereafter	—	3,579	21,782
Less: amount representing interest	(64)	—	—
	$ 577	**$ 14,670**	**$ 26,932**

The Company had assets of $1.0 million and $1.5 million (net of accumulated depreciation of $2.7 million and $2.3 million, respectively) recorded under capital leases as of December 31, 2006 and 2005.

11 Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 11 properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenues earned by PRI for such services were $0.9 million, $0.9 million and $2.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, $0.3 million was due from the property-owning partnerships to PRI including a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers/trustees of the Company have an interest. Total rent expense under this lease was $1.5 million, $1.5 million and $1.4 million for the years ended December 31, 2006, 2005, and 2004, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. The Company has the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, the Company has the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. The Company paid $38,000, $217,000 and $115,000 in the years ended December 31, 2006, 2005 and 2004, respectively, for flight time used by employees on Company-related business.

As of December 31, 2006, eight officers of the Company had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2006 of $2.9 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

In connection with the Merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company had the right to require Crown's former operating partnership to contribute the retained interest following the 36th month after the closing of the merger (the closing took place in November 2003) in exchange for 341,297 additional OP Units. The Company exercised this right in December 2006. The value of the units issued was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

On December 22, 2005, the Company entered into a Unit Purchase Agreement with CAP, an entity controlled by Mark Pasquerilla, a trustee of the Company. Under the agreement, the Company purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of the Company's common shares on December 19, 2005 of $37.50. The aggregate amount paid by the Company for the OP Units was $12.3 million. The terms of the agreement were negotiated between the Company and CAP. These terms were determined without reference to the provisions of the partnership agreement of the Company's Operating Partnership, which generally permit holders of OP Units to redeem their OP Units for cash based on the 10 day average closing price of the Company's common shares, or, at the Company's election, for a like number of common shares of the Company.

The transaction was approved by the Company's Board of Trustees. The Board authorized this transaction separate and apart from the Company's previously-announced program to repurchase up to $100 million of common shares through the end of 2007.

ACQUISITION OF THE RUBIN ORGANIZATION | In 2004, the Company issued 279,910 OP Units valued at $10.2 million plus $2.0 million in cash to certain former affiliates of The Rubin Organization (including Ronald Rubin, George F. Rubin and several of the Company's other executive officers, the "TRO Affiliates"). This issuance represented the final payment to the TRO Affiliates for certain development and redevelopment properties acquired in connection with the Company's acquisition of The Rubin Organization in 1997.

EXECUTIVE SEPARATION | In 2006, the Company announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, the Company entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from the Company's Board of Trustees and the Amended and Restated Employment Agreement by and between the Company and Mr. Weller dated as of January 1, 2004 was terminated. The Company recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005 - 2008 Outperformance Program (see Note 9). Mr. Weller exercised his outstanding options in August 2006.

12 Commitments and Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | The Company is involved in a number of development and redevelopment projects that may require equity funding by the Company. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a partner, the Company's flexibility in funding the project may be governed by the partnership agreement or the covenants existing in its Credit Facility, which limit the Company's involvement in such projects.

In connection with its current ground-up development and its redevelopment projects, the Company has made contractual and other commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2006, the remainder to be paid against such contractual and other commitments was $50.6 million, which is expected to be financed through the Credit Facility or through various other capital sources. The development and redevelopment projects on which these commitments have been made have total remaining costs of $291.5 million.

LEGAL ACTIONS | In the normal course of business, the Company has and may become involved in legal actions relating to the ownership and operation of its properties and the properties it manages for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

ENVIRONMENTAL | The Company is aware of certain environmental matters at some of their properties, including ground water contamination and the presence of asbestos containing materials. The Company has, in the past, performed remediation of such environmental matters, and is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. Although the Company does not expect these matters to have any significant impact on its liquidity or results of operations, the Company has reserved $0.2 million for these matters. However, the Company can make no assurances that the amounts reserved will be adequate to cover further environmental costs. The Company has insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the 'Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If the Company were to sell any of the protected properties during the first five years of the protection period, it would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. If the Company were to sell properties in transactions that trigger tax protection payments, the amounts that the Company would be required to pay to the Pasquerilla Group could be substantial.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2006, 2005 and 2004.

13 Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2006 and 2005:

	Year Ended December 31, 2006				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenues from continuing operations	$ 113,377	$ 111,352	$ 113,359	$ 126,482	$ 464,570
Revenues from discontinued operations	$ 412	$ 239	$ 266	$ 155	$ 1,072
Income from discontinued operations [1]	$ 258	$ 132	$ 1,355	$ 71	$ 1,816
Net income [2]	$ 641	$ 3,863	$ 4,544	$ 18,973	$ 28,021
Net income available to common shareholders [2]	$ (2,763)	$ 460	$ 1,141	$ 15,570	$ 14,408
Income from discontinued operations per share – basic	$ –	$ –	$ 0.03	$ –	$ 0.05
Income from discontinued operations per share – diluted	$ –	$ –	$ 0.03	$ –	$ 0.05
Net income per share – basic	$ (0.08)	$ 0.01	$ (0.01)	$ 0.42	$ 0.37
Net income per share – diluted	$ (0.08)	$ 0.01	$ (0.01)	$ 0.42	$ 0.37

	Year Ended December 31, 2005				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenues from continuing operations	$ 103,796	$ 104,186	$ 105,748	$ 120,631	$ 434,361
Revenues from discontinued operations	$ 1,831	$ 834	$ 652	$ 664	$ 3,981
Income from discontinued operations [1]	$ 1,242	$ 367	$ 3,561	$ 2,457	$ 7,627
Net income [2]	$ 11,398	$ 8,897	$ 17,896	$ 19,438	$ 57,629
Net income available to common shareholders [2]	$ 7,995	$ 5,494	$ 14,492	$ 16,035	$ 44,016
Income from discontinued operations per share – basic	$ 0.03	$ 0.01	$ 0.10	$ 0.07	$ 0.21
Income from discontinued operations per share – diluted	$ 0.03	$ 0.01	$ 0.10	$ 0.07	$ 0.21
Net income per share – basic	$ 0.22	$ 0.15	$ 0.39	$ 0.43	$ 1.19
Net income per share – diluted	$ 0.21	$ 0.14	$ 0.39	$ 0.43	$ 1.17

(1) Includes gains (before minority interest) on sales of discontinued operations of approximately $1.4 million (3rd Quarter 2006), $3.7 million (3rd Quarter 2005) and $2.5 million (4th Quarter 2005).

(2) Includes gains (before minority interest) on sales of interests in real estate of approximately $0.1 million (1st Quarter 2006), $0.2 million (2nd Quarter 2006), $0.2 million (3rd Quarter 2006), $5.1 million (4th Quarter 2006), $0.1 million (1st Quarter 2005), $0.6 million (2nd Quarter 2005), $8.0 million (3rd Quarter 2005) and $1.4 million (4th Quarter 2005).

(3) Fourth quarter revenues include a significant portion of annual percentage rents as most percentage rent minimum sales levels are met in the fourth quarter.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2006, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, audited management's assessment and independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 42 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the Mid-Atlantic region or in the eastern half of the United States. Our operating portfolio currently consists of a total of 51 properties. The retail portion of our portfolio contains 50 properties in 13 states and includes 39 shopping malls and 11 power and strip centers. The operating retail properties have a total of approximately 35.1 million square feet. The retail properties we consolidate for financial reporting purposes have a total of approximately 30.7 million square feet, of which we own approximately 24.3 million square feet. Properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.4 million square feet, of which 2.8 million square feet are owned by such partnerships. The ground-up development portion of our portfolio contains seven properties in five states, with four classified as power centers, two classified as "mixed use" (a combination of retail and other uses) and one classified as other.

Our primary business is owning and operating shopping malls and power and strip centers. We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2006, held an 89.6% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We own interests in our properties through various ownership structures, including partnerships and tenancy in common arrangements. We hold our investments in seven of the 50 operating retail properties in our portfolio through unconsolidated partnerships with third parties in which we own a 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships" rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances."

For further information regarding our unconsolidated partnerships, see Note 3 to our consolidated financial statements.

We provide our management, leasing and development services through PREIT Services, LLC, which generally manages and develops properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally manages and develops properties that we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. One of our long-term objectives is to obtain managerial control of as many of our assets as possible. Due to the nature of our existing partnership arrangements, we cannot anticipate when this objective will be achieved, if at all.

Our revenues consist primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rents (rents that are based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net income available to common shareholders decreased by $29.6 million, or 67.3%, to $14.4 million for the year ended December 31, 2006 from $44.0 million for the year ended December 31, 2005. The decrease in our net income resulted primarily from higher depreciation and amortization, interest and CAM and real estate tax expenses, which were partially offset by higher base rent and expense reimbursements. There were also lower gains on sales in 2006 than in 2005. In particular, our net income was affected by the changes to real estate revenues, property operating expenses, interest expense and depreciation and amortization expense resulting from properties acquired or disposed of during 2005 and 2006, and the impact on operating results of properties that are in various stages of redevelopment.

Our net income available to common shareholders increased by $3.8 million, or 9.6%, to $44.0 million for the year ended December 31, 2005 from $40.2 million for the year ended December 31, 2004. The increase in our net income resulted primarily from increased real estate revenues, gains on sales of interests in real estate and decreased general and administrative expenses, offset by higher property operating expenses, depreciation and amortization and interest expense. In particular, our net income was affected by the changes to real estate revenues, property operating expenses, interest expense and depreciation and amortization expense resulting from properties acquired or disposed of during 2004 and 2005, and the impact on operating results of properties that are in various stages of redevelopment.

Acquisitions, Dispositions and Development Activities

The Company records its acquisitions based on estimates of fair value as determined by management, based on information available and on assumptions of future performance. These allocations are subject to revisions, in accordance with GAAP, during the twelve-month periods following the closings of the respective acquisitions.

We are actively involved in pursuing and evaluating a number of additional acquisition opportunities. Our evaluation includes an analysis of whether the properties meet the investment criteria we apply, given economic, market and other circumstances.

2006 ACQUISITIONS | In connection with the Crown merger discussed below, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and us. Pursuant to this arrangement, we had the right to require Crown's former operating partnership to contribute the retained interest to us following the 36th month after the closing of the Merger (the closing took place in November 2003) in exchange for 341,297 additional units in PREIT Associates ("OP Units"). We exercised this right in December 2006. The value of the units issued was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

We acquired three former Strawbridge's department stores at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. following its merger with The May Department Stores Company for an aggregate purchase price of $58.0 million.

2005 ACQUISITIONS | In December 2005, we acquired Woodland Mall in Grand Rapids, Michigan, with 1.2 million square feet, for $177.4 million. We funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from our Credit Facility, and the remainder from our available working capital. Of the purchase price amount, $6.1 million was allocated to the value of in-place leases, $6.4 million was allocated to above-market leases and $6.5 million was allocated to below-market leases. We obtained long term financing on this property in March 2006 and used these funds to pay off the entire balance of the corporate notes.

In November 2005, we and our partner acquired Springfield Mall in Springfield, Pennsylvania, with 0.6 million square feet, for $103.5 million. To partially finance the acquisition costs, we and our partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, Inc. obtained a $76.5 million mortgage loan. We funded the remainder of our share of the purchase price with $5.0 million in borrowings from our Credit Facility.

In March 2005, we acquired Gadsden Mall in Gadsden, Alabama, wit 0.5 million square feet, for $58.8 million. We funded the purchase pric from our Credit Facility. Of the purchase price amount, $7.8 million wa allocated to the value of in-place leases, $0.1 million was allocated t above-market leases and $0.3 million was allocated to below-marke leases. The acquisition included the nearby P&S Office Building, 40,000 square foot office building that we consider to be non-strategic and which we have classified as held-for-sale for financial reportin purposes.

In February 2005, we purchased the 0.9 million square foo Cumberland Mall in Vineland, New Jersey and a vacant 1.7 acre parce adjacent to the mall. The total price paid for the mall and the parcel wa $59.5 million, including the assumption of $47.7 million in mortgag debt. We paid the $0.9 million purchase price of the adjacent parcel i cash. We paid the remaining portion of the purchase price for the ma using 272,859 OP Units, which were valued at approximately $11. million. Of the purchase price amount, $8.7 million was allocated to th value of in-place leases, $0.2 million was allocated to above-marke leases and $0.3 million was allocated to below-market leases. We als recorded a debt premium of $2.7 million in order to record Cumberlan Mall's mortgage at fair value.

2004 ACQUISITIONS | In December 2004, we acquired Orlando Fashio Square in Orlando, Florida, with 1.1 million square feet, for approxi mately $123.5 million, including closing costs. The transaction wa primarily financed from borrowings made under our Credit Facility. C the purchase price amount, $14.7 million was allocated to the value c in-place leases and $0.7 million was allocated to above-market leases

In May 2004, we acquired The Gallery at Market East II in Philadelphia Pennsylvania, with 0.3 million square feet, for $32.4 million. The pur chase price was primarily funded from our Credit Facility. Of th purchase price amount, $4.5 million was allocated to the value of in place leases, $1.2 million was allocated to above-market leases an $1.1 million was allocated to below-market leases.

In May 2004, we acquired the remaining 27% ownership interest i New Castle Associates, the entity that owns Cherry Hill Mall in Cherr Hill, New Jersey in exchange for 609,316 OP Units valued at $17. million. We acquired our 73% ownership of New Castle Associates i April 2003. As a result, we now own 100% of New Castle Associates Prior to the closing of the acquisition of the remaining interest, each c the partners in New Castle Associates other than the Company wa entitled to a cumulative preferred distribution from New Castl Associates equal to $1.2 million in the aggregate per annum, subject t certain downward adjustments based upon certain capital distribution by New Castle Associates.

CROWN MERGER | On November 20, 2003, we closed the merger c Crown American Realty Trust ("Crown") with and into the Company (th "Merger") in accordance with an Agreement and Plan of Merger (th "Merger Agreement") dated as of May 13, 2003, by and among us PREIT Associates, Crown and Crown American Properties, L.F ("CAP"), a limited partnership of which Crown was the sole genera partner before the Merger. Through the Merger and related transac tions, we acquired 26 regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

ENDING DISPOSITION | In January 2007, we entered into an agreement for the sale of Schuylkill Mall in Frackville, Pennsylvania for $17.6 nillion. In April 2006, a prior agreement for the sale of this mall was terninated.

006 DISPOSITIONS | In December 2006, we sold a 6.0 acre parcel at /oorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the etail property. We recorded a gain of $4.7 million from the sale of this parcel.

n September 2006, we sold South Blanding Village, a strip center in Jacksonville, Florida for $7.5 million. We recorded a gain of $1.4 million on the sale.

n transactions that closed between June 2006 and December 2006, ve sold a total of four parcels at the Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million and recorded an aggregate gain of $0.5 million. Plaza at Magnolia is currently under development.

005 DISPOSITIONS | In December 2005, we sold Festival at Exton in Exton, Pennsylvania for $20.2 million. We recorded a gain of $2.5 million rom this sale.

n August 2005, we sold our four industrial properties (the "Industrial Properties") for approximately $4.3 million. We recorded a gain of $3.7 nillion from this transaction.

n July 2005, a partnership in which we have a 50% interest sold the roperty on which the Christiana Power Center Phase II project would ave been built to the Delaware Department of Transportation for $17.0 nillion. Our share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses incurred reviously in connection with the project and a gain on the sale of nonperating real estate of $4.5 million.

n July 2005, we sold our 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sales price of the mall was $33.5 million, including assumed debt of $22.6 million. Our net cash roceeds were $3.9 million. We recorded a gain of $5.0 million from this ransaction.

n May 2005, pursuant to an option granted to the tenant in a 1994 round lease agreement, we sold a 13.5 acre parcel in Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A., Inc. for $12.5 million. We recorded a gain of $0.6 nillion on the sale of this parcel.

n January 2005, we sold a 0.2 acre parcel associated with Wiregrass Commons Mall in Dothan, Alabama for $0.1 million. We recorded a gain of $0.1 million on the sale of this parcel.

004 DISPOSITIONS | In September 2004, we sold five properties for $110.7 million. The properties were acquired in November 2003 in connection with the Merger, and were among six properties that were considered to be non-strategic (the "Non-Core Properties"). The Non-Core Properties were classified as held for sale as of the date of the Merger. The net proceeds from the sale were $108.5 million after closing costs and adjustments. We used the proceeds from this sale primarily to repay amounts outstanding under our Credit Facility. We did not record a gain or loss on this sale for financial reporting purposes.

In August 2004, we sold our 60% non-controlling ownership interest in Rio Grande Mall, a 0.2 million square foot strip center in Rio Grande, New Jersey, to an affiliate of our partner in this property, for net proceeds of $4.1 million. We recorded a gain of $1.5 million from this transaction.

DEVELOPMENT AND REDEVELOPMENT | We are engaged in the redevelopment of 14 of our consolidated properties and one of our unconsolidated properties and expect to increase the number of such projects in the future. These projects may include the introduction of residential, office or other uses to our properties.

The following table sets forth the amount of our intended investment for each redevelopment project:

Redevelopment Project	Estimated Project Cost	Invested as of December 31, 2006
Capital City Mall	$ 12.8 million	$ 10.3 million
Patrick Henry Mall	29.4 million	27.0 million
Cumberland Mall	5.7 million	4.1 million
New River Valley Mall (1)	26.4 million	18.1 million
Lycoming Mall	18.1 million	14.0 million
Francis Scott Key Mall	4.9 million	3.3 million
Valley View Mall	4.7 million	4.6 million
Magnolia Mall	17.7 million	4.7 million
Beaver Valley Mall	9.2 million	2.1 million
Lehigh Valley Mall(2)	21.5 million	1.8 million
Plymouth Meeting Mall	83.9 million	21.9 million
Willow Grove Park	54.4 million	13.7 million
Cherry Hill Mall	197.7 million	21.3 million
Voorhees Town Center	60.7 million	6.0 million
Moorestown Mall	To be determined	0.2 million
		$ 158.1 million

(1) Amounts do not include costs associated with New River Valley Retail Center, a proposed new development project with an estimated project cost of $29.0 million, and $5.7 million invested as of December 31, 2006.

(2) This property is unconsolidated. The amounts shown represent our share.

We are engaged in the ground-up development of eight retail and other mixed-use projects that we believe meet the financial hurdles that we apply, given economic, market and other circumstances. As of December 31, 2006, we had incurred $112.0 million of costs related to these projects. The costs identified to date to complete these ground-up projects are expected to be $233.8 million in the aggregate (including costs already incurred), excluding the Springhills (Gainesville, Florida) and Pavilion at Market East (Philadelphia, Pennsylvania) projects because details of those projects and the related costs have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or the covenants contained in our Credit Facility, which limit our involvement in such projects.

We generally seek to develop these projects in areas that we believe evidence the likelihood of supporting additional retail development and have desirable population or income trends, and where we believe the projects have the potential for strong competitive positions. We will consider other uses of a property that would have synergies with our retail development and redevelopment based on several factors, including local demographics, market demand for other uses such as residential and office, and applicable land use regulations. We generally have several development projects under way at one time. These projects are typically in various stages of the development process. We manage all aspects of these undertakings, including market and trade area research, site selection, acquisition, preliminary development work, construction and leasing. We monitor our developments closely, including costs and tenant interest.

In February 2006, we acquired approximately 540 acres of land in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." We continue to be involved in the process of obtaining the requisite entitlements for Springhills, with a goal of developing a mixed use project, including up to 1.5 million square feet of retail/commercial space, together with single and multifamily housing, office/institutional facilities, and hotel and industrial space.

In transactions that closed between May and August 2005, we acquired 45 acres in Lacey Township, New Jersey for approximately $11.6 million in cash. In December 2005, Lacey Township authorized us to construct a retail center of up to 0.3 million square feet on this land, including a 0.1 million square foot Home Depot. In July 2006, we began preliminary site work construction, and in August 2006, we executed a ground lease with Home Depot U.S.A., Inc. for 10 acres of the site. In the fourth quarter of 2006, we obtained final state approvals. In February 2007, after obtaining final local approvals, Home Depot began construction of its store.

In August 2005, we acquired an approximately 15 acre parcel in Christiansburg, Virginia adjacent to New River Valley Mall for $4.1 million in cash, including closing costs. We began construction of a power center on this property in the fourth quarter of 2006.

In transactions that closed between June 2005 and January 2006, we acquired a total of approximately 188 acres in New Garden Township, Pennsylvania for approximately $30.1 million in cash, including closing costs. We are still in the process of obtaining various entitlements for our concept for this property, which includes retail and mixed use components.

In May 2005, we exercised our option to purchase approximately 73 acres of previously ground leased land that contains Magnolia Mall in Florence, South Carolina for $5.9 million. We used available working capital to fund this purchase.

We entered into an agreement in October 2004 with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") to manage the development of a proposed harness racetrack and casino on an approximately 208 acre site located 35 miles northwest of Pittsburgh, Pennsylvania. Valley View acquired the site in 2005, but the agreement contemplates that we will acquire the site and lease it to Valley View for the construction and operation of a harness racetrack and a casino and related facilities. We will not have any ownership interest in Valley View or Centaur. Our acquisition of the site and the construction of the racetrack require the issuance to Valley View of the sole remaining unissued harness racetrack license in Pennsylvania. The construction of the casino requires the issuance of a gaming license to Valley View. Valley View had been one of two applicants for the racing license. In November 2005, the Harness Racing Commission issued an order denying award of the racing license to both of the applicants. In December 2005, Valley View filed a motion for reconsideration with th Commission. In addition, Valley View filed an appeal of the ruling in th Pennsylvania Commonwealth Court. In June 2006, the Commonwealt Court affirmed the Commission's denial of Valley View's applicatio Valley View appealed to the Pennsylvania Supreme Court. In Janua 2007, the Pennsylvania Supreme Court agreed to hear the appeals both applicants. We are unable to predict whether Valley View will b issued the racing license or the gaming license. Our investment in th project as of December 31, 2006 is $1.3 million.

The following table sets forth the amount of our intended investment each ground-up development project:

Development Project	Estimated Project Cost	Invested as c December 3' 200
The Plaza at Magnolia	$17.2 million[1]	$ 13.9 million
Lacey Retail Center	38.5 million	21.9 millio
New River Valley Retail Center	29.0 million	5.7 millio
Monroe Marketplace	57.0 million	6.3 millio
New Garden Town Center	82.1 million	34.8 millio
Valley View Downs	10.0 million	1.3 millio
Springhills	To be determined	26.1 millio
Pavilion at Market East	To be determined	2.0 millio
		$ 112.0 millio

(1) Gross cost before parcel sales and site contributions.

In connection with our current ground-up development and our red velopment projects, we have made contractual and oth commitments on some of these projects in the form of tena allowances, lease termination fees and contracts with general contra tors and other professional service providers. As of December 3 2006, the remainder to be paid against such contractual and oth commitments was $50.6 million, which is expected to be finance through our Credit Facility or through various other capital sources. Th development and redevelopment projects on which these commi ments have been made have total remaining costs of $291.5 million.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partne ships described in Note 3 to the consolidated financial statements ar in the "Overview" section above.

Related Party Transactions

GENERAL | PRI provides management, leasing and development ser ices for 11 properties owned by partnerships and other entities which certain officers or trustees of the Company and of PRI members of their immediate families and affiliated entities have indire ownership interests. Total revenues earned by PRI for such service were $0.9 million, $0.9 million and $2.0 million for the years ende December 31, 2006, 2005 and 2004, respectively. This amou decreased in 2006 and 2005 from 2004 because of a decrease in th number of properties that we manage for related parties. As December 31, 2006, $0.3 million was due from the property-ownir partnerships to PRI including a note receivable from a related party wi a balance of $0.1 million that is due in installments through 2010 ar bears an interest rate of 10% per annum.

Ve lease our principal executive offices from Bellevue Associates (the 'Landlord"), an entity in which certain of our officers/ trustees have an nterest. Total rent expense under this lease was $1.5 million, $1.5 nillion and $1.4 million for the years ended December 31, 2006, 2005, ınd 2004, respectively. Ronald Rubin and George F. Rubin, collectively vith members of their immediate families and affiliated entities, own ıpproximately a 50% interest in the Landlord. The office lease has a 10 ear term that commenced on November 1, 2004. We have the option o renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent s $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

Ve use an airplane in which Ronald Rubin owns a fractional interest. Ve paid $38,000, $217,000 and $115,000 in the years ended December 31, 2006, 2005 and 2004, respectively, for flight time used by employees on Company-related business.

As of December 31, 2006, eight of our officers had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2006 of $2.9 million, subject to increases as approved by our compensation committee in future years, as well as additional incentive compensation.

n connection with the Merger, Crown American Properties, L.P. "CAP"), a limited partnership of which Crown was the sole general partner before the Merger, retained an 11% interest in the capital and a 1% interest in the profits of two partnerships that own or ground ease 12 shopping malls. The retained interests were subject to a put-call arrangement between CAP and PREIT Associates. Pursuant to this arrangement, PREIT Associates had the right to require CAP to contribute the retained interest to PREIT Associates following the 36th month after the closing of the Merger (i.e., after November 20, 2006), and CAP had the right to contribute the retained interests to PREIT Associates following the 40th month after the closing of the Merger, in each case in exchange for 341,297 OP Units. As of the date of the Exchange Agreement (as defined below), Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, had an interest n CAP.

On December 27, 2006, PREIT Associates and CAP entered into a Purchase and Sale Agreement (the "Exchange Agreement"). Under the Exchange Agreement, PREIT Associates purchased the 11% interest in he capital and 1% interest in the profits of each of the two partnerships hat own or ground lease the 12 shopping malls, effective as of 11:59 p.m. on December 31, 2006, in exchange for 341,297 OP Units. Generally, the OP Units are redeemable at the election of the holder at any time after issuance either for cash in an amount per OP Unit equal o the average closing price of a common share of the Company on the 10 trading days immediately before the date notice of redemption is eceived by the Company or, at the election of the Company, in exchange for the issuance of a like number of common shares of the Company. Based on the closing price of a common share of beneficial nterest of the Company on December 29, 2006, the value of the OP Jnits issued was approximately $13.4 million.

The Exchange Agreement is based upon and consistent with the financial and other terms of the put-call arrangement, which was entered into by PREIT Associates and CAP in connection with the Merger and prior to Mark Pasquerilla serving as a trustee of the Company. The Board of Trustees of the Company, excluding Mr. Pasquerilla, reviewed, considered and approved the Exchange Agreement.

On December 22, 2005, we entered into a Unit Purchase Agreement with CAP. Under the agreement, we purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of our common shares on December 19, 2006 of $37.50. The aggregate amount we paid for the OP Units was $12.3 million. The terms of the agreement were negotiated between us and CAP. These terms were determined without reference to the provisions of the partnership agreement of PREIT Associates. The transaction was approved by our Board of Trustees. The Board authorized this transaction separate and apart from our previously-announced program to repurchase up to $100.0 million of common shares through the end of 2007.

EXECUTIVE SEPARATION | In 2006, we announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, we entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from our Board of Trustees and the Amended and Restated Employment Agreement by and between the Company and Mr. Weller dated as of January 1, 2004 was terminated. We recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005 – 2008 Outperformance Program ("OPP") (see Note 9). Mr. Weller exercised his outstanding options in August 2006.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2006, 2005 and 2004, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 1 to our consolidated financial statements.

Our management makes complex or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above-market and below-market intangibles and straight-line rents. We record base rents on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenues, respectively.

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways: either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. Subsequent to the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Lease termination fee income is recognized in the period when a termination agreement is signed and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

Our other main source of revenue comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities collectively are included in "Management company revenue" in th consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements ar recorded at cost and stated at cost less accumulated depreciatio Expenditures for maintenance and repairs are charged to operations a incurred. Renovations or replacements, which improve or extend th life of an asset, are capitalized and depreciated over their estimate useful lives.

For financial reporting purposes, properties are depreciated using th straight-line method over the estimated useful lives of the assets. Th estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

We are required to make subjective assessments as to the useful live of our properties for purposes of determining the amount of deprecia tion to reflect on an annual basis with respect to those propertie based on various factors, including industry standards, historical expe rience and the condition of the asset at the time of acquisition. Thes assessments have a direct impact on our net income. If we were t determine that a longer expected useful life was appropriate for a par ticular asset, it would be depreciated over more years, and, othe things being equal, result in less annual depreciation expense an higher annual net income.

Our assessment of recoverability of certain other lease related cost must be made when we have a reason to believe that the tenant ma not be able to perform under the terms of the lease as originall expected. This requires us to make estimates as to the recoverability o such costs.

Gains from sales of real estate properties and interests in partnership generally are recognized using the full accrual method in accordanc with the provisions of Statement of Financial Accounting Standards No 66, "Accounting for Real Estate Sales," provided that various criteri are met relating to the terms of sale and any subsequent involveme by us with the properties sold.

INTANGIBLE ASSETS | We account for our property acquisitions unde the provisions of Statement of Financial Accounting Standards No 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property' assets based on our estimates of their fair value. The determination c the fair value of intangible assets requires significant estimates by man agement and considers many factors, including our expectations abou the underlying property and the general market conditions in which th property operates. The judgment and subjectivity inherent in suc assumptions can have a significant impact on the magnitude of th intangible assets that we record.

SFAS No. 141 provides guidance on allocating a portion of the pur chase price of a property to intangible assets. Our methodology for thi allocation includes estimating an "as-if vacant" fair value of the physi cal property, which is allocated to land, building and improvements The difference between the purchase price and the "as-if vacant" fai value is allocated to intangible assets. There are three categories c intangible assets to be considered: (i) value of in-place leases, (i above-market and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal period.

We allocate purchase price to customer relationship intangibles based on our assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. We generally consider assets to be held for sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. If, in management's opinion, the net sales price of the assets that have been identified as held for sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held for sale are considered discontinued operations. Properties classified as discontinued operations are reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 to our consolidated financial statements for a description of the properties included in discontinued operations. Investments in partnerships are excluded from discontinued operations treatment.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property's value is considered impaired only if our estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rents receivable, historical bad debts, customer creditworthiness, current economic and industry trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income, other things being equal.

Results of Operations Comparison of Years Ended December 31, 2006, 2005 and 2004

OVERVIEW | The results of operations for the years ended December 31, 2006, 2005 and 2004 reflect changes due to the acquisition and disposition of real estate properties during the respective periods (including gains resulting from dispositions of $5.5 million, $10.1 million and $1.5 million in the years ended December 31, 2006, 2005 and 2004, respectively). In 2006, we disposed of one strip center property and portions of land at two other properties. In 2005, we acquired three retail properties, one office property, and a 50% ownership interest in one additional retail property; we disposed of four industrial properties, one strip center and our partnership interest in one additional retail property. In 2004, we acquired two retail properties and the remaining interest in Cherry Hill Mall that we did not already own; we disposed of five of the Non-Core Properties acquired in the Merger and our interest in one other retail property. Our results for the years ended December 31, 2006 and 2005 were also significantly affected by ongoing redevelopment initiatives that were in various stages at 14 of our 38 consolidated mall properties.

The table below sets forth certain occupancy statistics (including properties owned by partnerships in which we own a 50% interest) as of December 31, 2006, 2005, and 2004:

	Occupancy as of December 31,		
	2006	2005	2004
Retail portfolio weighted average:			
Total including anchors	87.9%	92.2%	92.2%
Excluding anchors	87.2%	88.4%	88.6%
Enclosed malls weighted average:			
Total including anchors	86.8%	91.4%	91.5%
Excluding anchors	86.0%	87.0%	87.3%
Power/strip centers weighted average	96.3%	97.6%	96.7%

The amounts reflected as income from continuing operations in the table below reflect our consolidated retail and office properties, with the exception of properties that are classified as discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

The following information sets forth our results of operations for the years ended December 31, 2006, 2005 and 2004:

(in thousands of dollars)	Year Ended December 31, 2006	% Change 2005 to 2006	Year Ended December 31, 2005	% Change 2004 to 2005	Year Ended December 31, 2004
Real estate revenues	$ 460,140	7%	$ 431,116	7%	$ 401,421
Property operating expenses	(178,979)	8%	(166,340)	12%	(148,147)
Management company revenue	2,422	10%	2,197	(53%)	4,634
Interest and other income	2,008	92%	1,048	2%	1,026
General and administrative expenses	(38,528)	8%	(35,615)	(16)%	(42,176)
Executive separation	(3,985)	N/A	—	—	—
Income taxes	(398)	(33)%	(597)	N/A	—
Interest expense	(97,449)	17%	(83,148)	13%	(73,612)
Depreciation and amortization	(127,030)	16%	(109,796)	14%	(96,602)
Equity in income of partnerships	5,595	(25)%	7,474	33%	5,606
Gains on sales of interests in real estate	5,495	(46)%	10,111	581%	1,484
Minority interest	(3,086)	(52)%	(6,448)	4%	(6,185)
Income from continuing operations	26,205	(48)%	50,002	5%	47,449
Income from discontinued operations	1,816	(76)%	7,627	20%	6,339
Net income	**$ 28,021**	**(51)%**	**$ 57,629**	**7%**	**$ 53,788**

REAL ESTATE REVENUES | Real estate revenues increased by $29.0 million, or 7%, in 2006 as compared to 2005 primarily due to an increase of $26.0 million from properties acquired in 2005, including increased revenues from Woodland Mall ($23.7 million), Gadsden Mall ($1.3 million), and Cumberland Mall ($1.0 million). Real estate revenues from properties that were owned by the Company prior to January 1, 2005 increased by $3.0 million, primarily due to increases of $2.2 million in base rents, which is comprised of minimum rent, straight line rent and rent from tenants that pay a percentage of sales in lieu of minimum rent, $0.9 million in lease termination revenue and $1.8 million in other revenues, partially offset by a $1.4 million decrease in expense reimbursements and a $0.5 million decrease in percentage rents.

Base rent at Echelon Mall, one of our redevelopment properties, decreased by $1.6 million in 2006 as compared to 2005, as in-line occupancy decreased from 53.3% at December 31, 2005 to 47.4% at December 31, 2006, and more tenants were converted from fixed rents to percentage of sales in order to maintain occupancy during the redevelopment period. Base rent was also affected by the May 2005 sale of the Home Depot parcel at Northeast Tower Center, resulting in real estate revenues that were $0.4 million lower in 2006 as compared to 2005. Base rent at the remaining properties owned by the Company prior to January 1, 2005 increased by $4.2 million, or 1.6%. This increase is primarily due to higher average base rent, partially offset by lower occupancy.

Lease termination revenue increased in 2006 to $2.8 million primarily due to $1.2 million received from two tenants. Other revenues increased primarily due to the conversion of eight mall merchants associations to marketing funds effective January 1, 2006. These conversions resulted in increased marketing revenues of $1.7 million compared to 2005. These increased marketing revenues were offset by a $1.5 million increase in marketing expenses, which are included in property operating expenses.

In 2006, we received lower expense reimbursements at many of our malls. While this trend is not limited to the redevelopment properties, the recovery rates at these properties are lower than at our other malls. Our properties are experiencing a trend towards more gross leases (leases that provide that tenants pay a higher base rent in lieu of contributing toward common area maintenance costs and real estate taxes). Our properties are also experiencing more leases that provide rent on the basis of a percentage of sales in lieu of minimum rent, and they are experiencing rental concessions made to tenants affected by the redevelopment activities. We expect the lower recovery rates at the redevelopment properties to improve as construction is completed, tenants take occupancy and our leasing leverage improves.

Percentage rent was lower during 2006 as compared to 2005 primarily due to $0.2 million less in percentage rent collected from one department store and $0.1 million of percentage rent revenues included in 2005 as a result of sales audits which did not recur in 2006.

Real estate revenues increased by $29.7 million, or 7%, in 2005 as compared to 2004, primarily due to an increase of $33.3 million from properties acquired in 2005 and 2004, including increased revenues from Gadsden Mall ($4.9 million), Orlando Fashion Square ($14.4 million), Cumberland Mall ($10.9 million), The Gallery at Market East II ($3.0 million) and Woodland Mall ($0.1 million). Real estate revenues from properties that were owned by the Company prior to January 1, 2004 decreased by $3.6 million, or 0.9%, primarily due to decreases of $3.5 million in base rents and $2.2 million in lease termination revenue, partially offset by a $1.1 million increase in expense reimbursements and a $1.1 million increase in other revenues.

Base rents decreased largely due to the effects of redevelopment initiatives on in-line occupancy (82.8% as of December 31, 2005 compared to 87.3% as of December 31, 2004) and total rent at the affected properties. Base rent was also impacted by the sale of the Home Depot parcel at Northeast Tower Center that was sold in the second quarter of 2005 and had real estate revenues that were $0.8 million lower in 2005 as compared to 2004.

Lease termination income decreased in 2005 due primarily to a $1.5 million lease termination payment received from one tenant during the third quarter of 2004. Expense reimbursement income increased due to higher expense levels, such as utilities and taxes, for which tenants reimburse us. Other revenues increased due to increased revenues associated with our mall gift certificate and gift card programs.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $12.6 million, or 8%, in 2006 as compared to 2005, primarily due to an increase of $10.3 million from property acquisitions, including increased operating expenses at Woodland Mall ($9.2 million), Gadsden Mall ($0.6 million) and Cumberland Mall ($0.5 million). Property operating expenses for properties that we owned prior to January 1, 2005 increased by $2.3 million, or 1.5%, primarily due to a $1.3 million increase in common area maintenance expense, a $0.5 million increase in real estate tax expense and a $1.1 million increase in other operating expenses. These increases were offset by a $0.6 million decrease in utility expense, primarily due to overall milder weather in 2006 as compared to 2005. The increase in other operating expenses resulted primarily from a $1.5 million increase in marketing expenses at eight malls where the merchants associations were converted to marketing funds (corollary to the $1.7 million marketing revenue increase referenced above). The higher marketing expenses at these eight malls were partially offset by lower marketing expenses at our remaining malls.

Property operating expenses increased by $18.2 million, or 12%, in 2005 as compared to 2004, primarily due to an increase of $14.4 million from property acquisitions, including increased operating expenses at Orlando Fashion Square ($6.9 million), Cumberland Mall ($4.6 million), Gadsden Mall ($1.6 million) and The Gallery at Market East II ($1.3 million). Property operating expenses for properties that we owned prior to January 1, 2004 increased by $3.8 million, primarily due to a $2.1 million increase in utility expense, a $1.3 million increase in real estate tax expense and a $2.7 million increase in common area maintenance expense, including a $0.8 million increase in snow removal and a $0.8 million increase in common area utilities. These increases were offset by a $2.3 million decrease in other property expense, including a $3.6 million decrease in bad debt expense.

OTHER EXPENSES AND INCOME TAXES | General and administrative expenses increased by $2.9 million, or 8%, in 2006 as compared to 2005. This increase was due to a $3.3 million increase in corporate payroll expense related to increased salaries and incentive compensation. This was offset by a $0.2 million decrease in travel and entertainment expenses and a $0.2 million decrease in professional fees.

General and administrative expenses decreased by $6.6 million, or 16%, in 2005 as compared to 2004. This decrease was due to a $3.5 million decrease in corporate payroll and related expenses, a $2.0 million decrease in professional expenses, a $0.6 million decrease in the acceleration of amortization of development costs, and a $0.5 million decrease in other expenses. The decrease in corporate payroll and related expenses is primarily due to the phase out of Crown's former Johnstown office, and lower incentive compensation expense.

Income tax expense was $0.3 million and $0.6 million for the years ended December 31, 2006 and 2005, respectively. There was no income tax expense for the year ended December 31, 2004.

EXECUTIVE SEPARATION | Executive separation expense in 2006 represents a $4.0 million expense related to separation costs associated with the retirement of one of the Company's Vice Chairmen.

INTEREST EXPENSE | Interest expense increased by $14.3 million, or 17%, in 2006 as compared to 2005. This increase was due to an $18.0 million increase primarily related to corporate note, mortgage loan and Credit Facility interest associated with the financing of the acquisitions of Woodland Mall and Gadsden Mall, along with higher interest rates under the Credit Facility. The increase was also due to an increase of $0.1 million related to the assumption of mortgage debt in connection with the acquisition of Cumberland Mall in February 2005. These increases in interest expense were partially offset by $2.5 million of decreased interest expense related to the refinancing of the mortgages on Cherry Hill Mall, Valley Mall, Magnolia Mall and Willow Grove Park (2005 interest expense included a $0.8 million prepayment penalty related to refinancing of the mortgage loan on Magnolia Mall in the third quarter of 2005), a $0.3 million decrease resulting from the reduction in mortgage debt in connection with the sale of, and satisfaction of our mortgage obligations at, the Home Depot parcel at Northeast Tower Center and a $1.0 million decrease in interest paid on mortgage loans that were outstanding during 2006 and 2005 due to principal and debt premium amortization.

Interest expense increased by $9.5 million, or 13%, in 2005 as compared to 2004. This increase is due to a $6.8 million increase primarily related to the funding of the acquisitions of Orlando Fashion Square, Gadsden Mall and The Gallery at Market East II with funds borrowed under the Credit Facility, higher Credit Facility interest rates, $2.5 million related to the assumption of mortgage debt in connection with the acquisition of Cumberland Mall in 2005, a $0.8 million prepayment penalty related to refinancing the mortgage loan on Magnolia Mall, and $1.6 million due to the 2004 substitution of two properties into the collateral pool that secures a mortgage loan with GE Capital Corporation. In connection with the closing of the sale of the Non-Core Properties, including West Manchester Mall and Martinsburg Mall, these two properties were released from the collateral pool and replaced by Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina. The mortgage interest on the sold properties is accounted for in discontinued operations, and thus is not included in interest expense, resulting in lower reported interest expense in 2004 and higher reported interest expense in 2005. These increases in interest expense were offset by a $0.6 million decrease resulting from the sale of the Home Depot parcel at Northeast Tower Center and the repayment of the accompanying mortgage, and a $1.0 million decrease in interest paid on mortgage loans that were outstanding during 2005 and 2004 due to principal and debt premium amortization.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $17.2 million, or 16%, in 2006 as compared to 2005 primarily due to $7.6 million related to newly acquired properties and $3.7 million of depreciation and amortization expense recorded for Schuylkill Mall during 2006, including $2.8 million of depreciation and amortization expense from the date of acquisition (November 2003) through the date that Schuylkill Mall was reclassified into continuing operations (March 2006). This was necessary because depreciation and amortization expense are not recorded when an asset is classified as held for sale and reported as discontinued operations, as Schuylkill Mall was. Depreciation and amortization expense from properties that we owned prior to January 1, 2005, excluding Schuylkill Mall, increased by $5.9 million, primarily due to a higher asset base resulting from capital improvements at those properties.

Depreciation and amortization expense increased by $13.2 million, or 14%, in 2005 as compared to 2004 primarily due to $9.3 million related to newly acquired properties. Depreciation and amortization expense from properties that we owned prior to January 1, 2004 increased by $3.9 million. The depreciation and amortization expense for 2004 reflected a reallocation of the purchase price of certain properties acquired in 2003, as permitted under applicable accounting principles. We reallocated a portion of the purchase price from land basis to depreciable building basis. This resulted in additional depreciation expense in 2004 of approximately $2.0 million. Excluding this adjustment, depreciation and amortization expense from properties that we owned prior to January 1, 2004 increased by $5.9 million, primarily due to a higher asset base resulting from capital improvements to some of those properties.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | There were no gains on sales of interests in real estate in 2006 compared to $5.6 million in 2005. The results of operations for 2005 include a $5.0 million gain from the sale of our interest in Laurel Mall, and a $0.6 million gain from the sale of the Home Depot parcel located at the Northeast Tower Center. In 2004, we sold our interest in Rio Grande Mall for a gain of $1.5 million. There was no gain or loss on the sale of the five Non-Core Properties in 2004.

GAINS ON SALES OF NON-OPERATING REAL ESTATE | Gains on sales of non-operating real estate were $5.5 million and $4.5 million, respectively, for the years ended December 31, 2006 and December 31, 2005 respectively. The results of operations for the year ended December 31, 2006 include a $4.7 million gain from the sale of an undeveloped land parcel in connection with the redevelopment of Voorhees Town Center and a $0.5 million gain resulting from the sales of land parcels at the Plaza at Magnolia. The results of operations for the year ended December 31, 2005 include a $4.5 million gain resulting from the sale of our interest in the Christiana Power Center Phase II project. There were no gains on sales of non-operating real estate in 2004.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of (i) South Blanding Village, (ii) Festival at Exton, (iii) the Industrial Properties, (iv) the Non-Core Properties, and (v) the P&S Office Building acquired in connection with the Gadsden Mall transaction.

Property operating results, gains (adjustment to gains) on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2006	2005	2004
Property operating results of:			
Festival at Exton	$ (57)	$ 1,606	$ 1,440
Industrial Properties	—	232	292
Non-Core Properties	270	14	5,542
P&S Office Building	151	117	—
South Blanding Village	240	456	377
	604	2,425	7,651
Gains (adjustment to gains) on sales of discontinued operations	1,414	6,158	(550)
Minority interest	(202)	(956)	(762)
Income from discontinued operations	**$ 1,816**	**$ 7,627**	**$ 6,339**

Net Operating Income

Net operating income (a non-GAAP measure) is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). Net operating income is a non-GAAP measure. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. Net operating income excludes general and administrative expenses, management company revenues, interest income, interest expense, depreciation and amortization and gains on sales of interests in real estate.

The following table presents net operating income results for the years ended December 31, 2006 and 2005. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Property operating results for retail properties that we owned for the full periods presented ("Same Store") exclude the results of properties acquired or disposed of during the periods presented:

	For the Year Ended December 31, 2006			For the Year Ended December 31, 2005		
(in thousands of dollars)	Real Estate Revenues	Property Operating Expenses	Net Operating Income	Real Estate Revenues	Property Operating Expenses	Net Operating Income
Same Store	$ 445,197	$ 169,776	$ 275,421	$ 442,115	$ 168,147	$ 273,968
Non Same Store	49,709	19,386	30,323	22,035	7,940	14,095
Total	$ 494,906	$ 189,162	$ 305,744	$ 464,150	$ 176,087	$ 288,063

	% Change 2006 vs. 2005	
	Retail Same Store	Total
Real estate revenues	1%	7%
Property operating expenses	1%	7%
Net operating income	**1%**	**6%**

Primarily because of the items discussed above under "Real Estate Revenues" and "Property Operating Expenses," total net operating income increased by $17.7 million in 2006 compared to 2005. Non Same Store net operating income increased by $16.2 million due to properties acquired in 2005 partially offset by properties sold in 2006 and 2005. Same Store net operating income increased by $1.5 million in 2006 compared to 2005.

The following information is provided to reconcile net income to net operating income:

	For the Year Ended December 31,	
(in thousands of dollars)	2006	2005
Net income	$ 28,021	$ 57,629
Adjustments:		
Depreciation and amortization:		
Wholly-owned and consolidated partnerships	127,030	109,796
Unconsolidated partnerships	7,017	4,582
Discontinued operations	144	639
Interest expense		
Wholly-owned and consolidated partnerships	97,449	83,148
Unconsolidated partnerships	11,223	8,167
Minority interest (continuing operations and discontinued operations)	3,288	7,404
Gains on sales of interests in real estate	(5,495)	(10,111)
Gain on sale of discontinued operations	(1,414)	(6,158)
Other expenses (general and administrative and income taxes)	38,926	36,212
Executive separation	3,985	–
Management company revenue	(2,422)	(2,197)
Interest and other income	(2,008)	(1,048)
Net operating income	**$ 305,744**	**$ 288,063**

Funds from Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations, which is a non-GAAP measure, as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute Funds From Operations by taking the amount determined pursuant to the NAREIT definition and subtracting dividends on preferred shares ("FFO").

Funds From Operations is a commonly used measure of operating performance and profitability in the real estate industry. We use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our Company's performance to that of our industry peers. Similarly, we use FFO and FFO per diluted share and OP Unit as performance measures for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute FFO in accordance with standards established by NAREIT, less dividends on preferred shares, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains or losses on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate.

FFO was $148.3 million for the year ended December 31, 2006, a decrease of $4.6 million, or 3%, compared to $152.8 million for the comparable period in 2005. The change in FFO for 2006 compared to 2005 was primarily due to the items discussed in "Results of Operations." FFO per share decreased $0.08 per share to $3.62 per share for the year ended December 31, 2006, compared to $3.70 per share for the year ended December 31, 2005.

The shares used to calculate FFO per diluted share include common shares and OP Units not held by us. FFO per diluted share also includes the effect of common share equivalents.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the periods indicated:

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2006	Per share (including OP Units)	For the Year Ended December 31, 2005	Per share (including OP Units)
Net income	$ 28,021	$ 0.68	$ 57,629	$ 1.40
Minority interest	3,288	0.08	7,404	0.18
Dividends on preferred shares	(13,613)	(0.33)	(13,613)	(0.33)
Gains on sales of interests in real estate	–	–	(5,586)	(0.14)
Gains on discontinued operations	(1,414)	(0.03)	(6,158)	(0.15)
Depreciation and amortization:				
Wholly-owned and consolidated partnerships [1]	124,817	3.05	107,940	2.61
Unconsolidated partnerships	7,017	0.17	4,582	0.11
Discontinued operations	144	–	639	0.02
Funds from operations [2]	$ 148,260	$ 3.62	$ 152,837	$ 3.70
Weighted average number of shares outstanding	36,256		36,090	
Weighted average effect of full conversion of OP Units	4,083		4,580	
Effect of common share equivalents	599		673	
Total weighted average shares outstanding, including OP Units	40,938		41,343	

[1] *Excludes depreciation of non-real estate assets and amortization of deferred financing costs.*

[2] *Includes the non-cash effect of straight-line rents of $2.9 million and $4.4 million for the years ended December 31, 2006 and 2005, respectively.*

Liquidity and Capital Resources

CREDIT FACILITY | In January 2005, March 2006 and February 2007, we amended our Credit Facility. Under the amended terms, the $500.0 million Credit Facility can be increased to $650.0 million under prescribed conditions, and the Credit Facility bears interest at a rate between 0.95% and 1.40% per annum over LIBOR based on our leverage. In determining our leverage under the amended terms, the capitalization rate used to calculate Gross Asset Value is 7.50%. The availability of funds under the Credit Facility is subject to our compliance with financial and other covenants and agreements, some of which are described below. The amended Credit Facility has a term that expires in January 2009, with an additional 14 month extension option provided that there is no event of default at that time. As of December 31, 2006 and 2005, $332.0 million and $342.5 million, respectively, were outstanding under the Credit Facility. In addition, we pledged $24.8 million under the Credit Facility as collateral for letters of credit at December 31, 2006. The unused portion of the Credit Facility that was available to us was $143.2 million as of December 31, 2006. The weighted average effective interest rate based on amounts borrowed was 6.50%, 4.83% and 4.24% for the years ended December 31, 2006, 2005, and 2004, respectively. The weighted average interest rate on Credit Facility borrowings at December 31, 2006 was 6.37%.

We must repay the entire principal amount outstanding under the Credit Facility at the end of its term. We may prepay any revolving loan at any time without premium or penalty. Accrued and unpaid interest on the outstanding principal amount under the Credit Facility is payable monthly, and any unpaid amount is payable at the end of the term. The Credit Facility has a facility fee of 0.15% to 0.20% per annum of the total commitments, depending on leverage and without regard to usage. The Credit Facility contains some lender yield protection provisions related to LIBOR loans. The Company and certain of its subsidiaries are guarantors of the obligations arising under the Credit Facility.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that we maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.70:1; (4)

a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 for periods ending on or before December 31, 2008, after which time the ratio will be 1:50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.0975:1 for periods ending on or before December 31, 2008, after which time the ratio will be 0.1025:1. As of December 31, 2006, the Company was in compliance with all of these debt covenants.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all obligations of the Company in connection with the Credit Facility immediately due and payable, and the commitments of the lenders to make further loans under the Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI or any material subsidiary, all outstanding amounts will automatically become immediately due and payable and the commitments of the lenders to make further loans will automatically terminate.

FINANCING ACTIVITY | In October 2006, the mortgage note secured by Schuylkill Mall was modified to reduce the interest rate from 7.25% to 4.50% per annum. This mortgage note had a balance of $16.5 million as of December 31, 2006 and matures on December 1, 2008. In January 2007, we entered into an agreement for the sale of Schuylkill Mall.

In March 2006, we entered into a $156.5 million first mortgage loan that is secured by Woodland Mall in Grand Rapids, Michigan. The loan has an interest at a rate of 5.58% and has a 10 year term. The loan terms provide for interest-only payments for three years and then repayment of principal based on a 30-year amortization schedule. We used a portion of the loan proceeds to repay two 90-day corporate notes, and the remaining proceeds to repay a portion of the amount outstanding under the Credit Facility and for general corporate purposes.

In February 2006, we entered into a $90.0 million mortgage loan on Valley Mall in Hagerstown, Maryland. The mortgage note has an interest rate of 5.49% and a maturity date of February 2016. We used the proceeds from this financing to repay a portion of the outstanding balance under our Credit Facility and for general corporate purposes.

The following table sets forth a summary of significant mortgage, corporate note and Credit Facility activity for the year ended December 31, 2006:

(in thousands of dollars)	Mortgage Notes Payable	Corporate Notes Payable	Credit Facility	Total
Balance at January 1, 2006	$1,332,066	$ 94,400	$ 342,500	$1,768,966
Mortgage Activities:				
Valley Mall new mortgage	90,000	–	(89,500)	500
Woodland Mall new mortgage	156,500	(94,400)	(62,100)	–
Schuylkill Mall reclassified from held for sale	17,113	–	–	17,113
Principal amortization	(22,771)	–	–	(22,771)
Other borrowings	–	1,148	–	1,148
Capital expenditures and other uses	–	–	141,100	141,100
Balance at December 31, 2006	**$1,572,908**	**$ 1,148**	**$ 332,000**	**$1,906,056**

DERIVATIVES | As of December 31, 2006, we have (i) six forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on a notional amount of $150.0 million settling no later than December 10, 2008, (ii) three forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007, and (iii) seven forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008.

A forward starting swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long-term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2006, and consider these swaps to be highly effective cash flow hedges under SFAS No. 133 (See Note 5 to our unaudited consolidated financial statements).

We now have $120.0 million in notional amount of swap agreements settling in 2007 and $400.0 million of aggregate notional amount of swap agreements settling in 2008.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2006 were $83.8 million. The following are some of the factors that could affect our cash flows and require the funding of future distributions, capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes in general, local or retail industry economic, financial or competitive conditions, leading to a reduction in real estate revenues or cash flows or an increase in expenses;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, or higher costs or delays in completion of our development and redevelopment projects, resulting in lower real estate revenues and operating income;
- deterioration in our tenants' business operations and financial stability, including tenant bankruptcies and leasing delays or terminations, causing declines in rents and cash flows;
- increases in interest rates resulting in higher borrowing costs; and
- increases in operating costs that cannot be passed on to tenants, resulting in reduced operating income and cash flows.

For 2007, we expect to spend an additional $250.0 million to $275.0 million on previously disclosed development and redevelopment projects and new business initiatives. We anticipate funding these capital requirements with additional borrowings under our Credit Facility, which as of December 31, 2006 had $143.2 million of available borrowing capacity, or from other sources as described below.

We expect to meet certain of our current obligations to fund existing development and redevelopment projects and certain long-term capital requirements, including future development and redevelopment projects, property and portfolio acquisitions, expenses associated with acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements, through various capital sources, including secured or unsecured indebtedness.

Consistent with our stated capital strategy, we might seek to place long-term fixed-rate debt on our stabilized properties when conditions are favorable for such financings. We also expect to raise capital through selective sales of assets and the issuance of additional equity securities, when warranted. Furthermore, we might seek to satisfy our long-term capital requirements through the formation of joint ventures with institutional partners, private equity investors or other REITs.

In general, when the credit markets are tight, we might encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions. In addition, the following are some of the potential impediments to accessing additional funds under the Credit Facility:

- constraining leverage, interest coverage and tangible net worth covenants;
- increased interest rates affecting coverage ratios; and
- reduction in our consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) affecting coverage ratios.

In December 2003, we announced that the SEC had declared effective a $500.0 million universal shelf registration statement. We may use the shelf registration to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. Additional factors that might affect our liquidity and capital resources include those discussed in the section entitled "Item 1A. Risk Factors" in our Annual Report on Form 10-K. We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 31 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.50% to 8.70% and a weighted average interest rate of 6.33% at December 31, 2006. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheets. The following table outlines the timing of principal payments related to our mortgage notes as of December 31, 2006.

	Payments by Period					
(in thousands of dollars)	Total	Debt Premium	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal payments	$ 180,247	$ 26,663	$ 23,380	$ 53,564	$ 32,196	$ 44,444
Balloon payments	1,419,324	—	39,987	555,519	—	823,818
Total	**$ 1,599,571**	**$ 26,663**	**$ 63,367**	**$ 609,083**	**$ 32,196**	**$ 868,262**

In connection with the Merger, we assumed from Crown approximately $443.8 million of a first mortgage loan secured by a portfolio of 15 properties. The mortgage loan had a balance of $417.7 million as of December 31, 2006. The anticipated repayment date is September 2008, at which time the loan can be prepaid without penalty. This amount is included in the "1-3 Years" column.

In July 2006, the unconsolidated partnership that owns Lehigh Valley Mall in Whitehall, Pennsylvania entered into a $150.0 million mortgage loan that is secured by Lehigh Valley Mall. We own an indirect 50% ownership interest in this entity. The mortgage loan has an initial term of 12 months, during which monthly payments of interest only are required. There are three one-year extension options, provided that there is no event of default and that the borrower buys an interest rate cap for the term of any applicable extension. The loan bears interest at the one month LIBOR rate, reset monthly, plus a spread of 56 basis points. The initial interest rate and the interest rate at December 31, 2006 was 5.91%. The loan may not be prepaid until August 2007. Thereafter, the loan may be prepaid in full on any monthly payment date. A portion of the proceeds of the loan were used to repay the previous first mortgage on the property, which had a balance of $44.6 million. We received a distribution of $51.9 million as our share of the remaining proceeds of this mortgage loan. We used this $51.9 million to repay a portion of the outstanding balance under the Credit Facility and for working capital.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2006 for the periods presented (in thousands of dollars):

(in thousands of dollars)	Total	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgages	$ 1,572,908	$ 63,367	$ 609,083	$ 32,196	$ 868,262
Interest on mortgages	457,169	93,285	140,172	93,007	130,705
Corporate notes	1,148	1,148	—	—	—
Credit Facility [1]	332,000	—	332,000	—	—
Capital leases [2]	641	260	366	15	—
Operating leases	14,670	2,922	4,727	3,442	3,579
Ground leases	26,932	1,030	2,060	2,060	21,782
Development and redevelopment commitments [3]	50,633	50,633	—	—	—
Other long-term liabilities [4]	2,098	—	2,098	—	—
Total	**$ 2,458,199**	**$ 212,645**	**$ 1,090,506**	**$ 130,720**	**$ 1,024,328**

[1] *The Credit Facility has a term that expires in January 2009, with an option for us to extend the term for an additional 14 months, provided that there is no event of default at that time.*

[2] *Includes interest.*

[3] *The timing of the payments of these amounts is uncertain. We estimate that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.*

[4] *Represents long-term incentive compensation.*

COMMITMENTS RELATED TO DEVELOPMENT AND REDEVELOPMENT | We intend to invest approximately $539.1 million over the next three years in connection with our development and redevelopment projects announced to date, excluding the Springhills (Gainesville, Florida), Pavilion at Market East (Philadelphia, Pennsylvania) and Moorestown Mall (Moorestown, New Jersey) projects. See "Development and Redevelopment." We also intend to invest significant additional amounts in additional development and redevelopment projects over that period. See "- Capital Resources" above.

PREFERRED SHARES | As of December 31, 2006 we have 2,475,000 11% non-convertible senior preferred shares outstanding. The shares are redeemable on or after July 31, 2007 at our option at the redemption price per share set forth below (in thousands of dollars, except per share amounts):

Redemption Period	Redemption Price Per Share	Total Redemption Value
July 31, 2007 through July 30, 2009	$ 52.50	$ 129,938
July 31, 2009 through July 30, 2010	$ 51.50	$ 127,463
On or after July 31, 2010	$ 50.00	$ 123,750

We intend to redeem the preferred shares at the earliest practicable date on or after July 31, 2007. The $120.0 million of forward starting interest rate swaps that we entered into in May 2005 is intended to hedge our interest rate risk associated with a portion of the amount that we expect to borrow to finance the preferred share redemption. Our plans with regard to the preferred share redemption are subject to change (see "Forward-Looking Statements").

SHARE REPURCHASE PROGRAM | In October 2005, our Board of Trustees authorized a program to repurchase up to $100.0 million of our common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions. We may fund repurchases under the program from multiple sources, including up to $50.0 million from our Credit Facility. We are not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of our common shares and market conditions, among other factors. The program will be in effect until the end of 2007, subject to the authority of our Board of Trustees to terminate the program earlier. The Company did not repurchase any shares under this program in 2006.

Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," we account for the purchase price of the shares repurchased as a reduction to shareholders' equity. In 2005, we repurchased 218,700 shares at an average price of $38.18 per share for an aggregate purchase price of $8.4 million. The remaining authorized amount for share repurchases under this program was $91.6 million.

Cash Flows

Net cash provided by operating activities totaled $158.8 million for the year ended December 31, 2006, $130.0 million for the year ended December 31, 2005, and $132.4 million for the year ended December 31, 2004. Cash provided by operating activities in 2006 as compared to 2005 was favorably impacted by a 6% increase in consolidated net operating income, partially offset by a 17% increase in interest expense. Cash flows in 2006 also were impacted by lower incentive compensation payments, as $5.0 million in payments related to an executive long term incentive compensation plan were made in 2005.

Cash flows used in investing activities were $182.1 million in 2006, compared to $326.0 million in 2005 and $104.1 in 2004. Investment activities in 2006 reflect investment in real estate acquisitions, which includes the acquisitions of three former Strawbridge's department stores at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East. Investment activities also reflect real estate improvements of $35.5 million and investment in construction in progress of $148.5 million, both of which primarily relate to our development and redevelopment activities. The investment in construction in progress in 2006 also reflects the acquisition of land parcels in Gainesville, Florida and New Garden Township, Pennsylvania. Investing activities in 2006 also included $17.8 million in proceeds from the sales of South Blanding Village and land parcels at Magnolia Mall and Voorhees Town Center. Cash distributions from partnerships in excess of equity in income were $56.4 million, including $51.9 million of in net proceeds from the refinancing of the mortgage loan on Lehigh Valley Mall. Investing activities in 2005 include the acquisitions of Cumberland Mall, Gadsden Mall and Woodland Mall.

Cash flows provided by financing activities were $16.3 million in 2006, compared to $179.0 million provided in 2005 and $31.1 million used in 2004. Cash flows provided by financing activities for the year ended December 31, 2006 were affected by $152.1 million of net proceeds from the financing of mortgage loans on Valley Mall and Woodland Mall. Portions of these cash flows were applied toward aggregate net Credit Facility repayments of $10.5 million, dividends and distributions of $106.2 million and principal installments on mortgage notes payable of $22.8 million. Financing activities in 2005 included the repayment of the mortgages on Cherry Hill Mall, Magnolia Mall and Willow Grove Park.

Cash flows generated from discontinued operations have been included within the three reporting categories above.

Commitments

At December 31, 2006, we had $50.6 million of contractual obligations to complete current development and redevelopment projects. Total expected costs for the particular projects with such commitments are $291.5 million. We expect to finance these amounts through borrowings under the Credit Facility or through various other capital sources. See "Liquidity and Capital Resources – Capital Resources."

Contingent Liabilities

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, power centers, lifestyle centers, strip centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. We also compete to acquire land for new site development. Our malls and our power and strip centers face competition from similar retail centers, including more recently developed or renovated centers, that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. This competition could have a material adverse effect on our ability to lease space and on the level of rent that we currently receive. Our tenants face competition from companies at the same and other properties and from other retail formats as well.

Also, a significant amount of capital has and might continue to provide funding for the acquisition and development of properties that might compete with our properties. The development of competing retail properties and the related increased competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and affects the occupancy and net operating income of such properties. Any such redevelopments, undertaken individually or collectively, involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. These competitors might drive up the price we must pay for properties, parcels, other assets or other companies we seek to acquire or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, and enhanced operating efficiencies. Also, the number of entities, as well as the available capital resources competing for suitable investment properties or desirable development sites, have increased and might continue to increase, resulting in increased demand for these assets and therefore increased prices paid for them. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay higher prices for properties, or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under long-term leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy of those tenants might be more significant to us than the bankruptcy of other tenants. In addition, under many of our leases, our tenants pay rent based on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of our leases, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rents based on a percentage of a tenant's sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and there is a higher concentration of tenants vacating their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, rent increases may not keep up with inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2006, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- general economic, financial and political conditions, including changes in interest rates or the possibility of war or terrorist attacks;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- changes in the retail industry, including consolidation and store closings;
- concentration of our properties in the Mid-Atlantic region;
- risks relating to development and redevelopment activities, including construction and receipt of government and tenant approvals;
- our ability to effectively manage several redevelopment and development projects simultaneously, including projects involving mixed uses;
- our ability to maintain and increase property occupancy and rental rates;
- our dependence on our tenants' business operations and their financial stability;
- increases in operating costs that cannot be passed on to tenants;
- our ability to raise capital through public and private offerings of debt or equity securities and other financing risks, including the availability of adequate funds at a reasonable cost;
- our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;
- our short-term and long-term liquidity position;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in the section entitled "Item 1A. Risk Factors" in our Annual Report on Form 10-K. We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2006, our consolidated debt portfolio consisted primarily of $332.0 million borrowed under our Credit Facility, which bears interest at a LIBOR rate plus the applicable margin, and $1,572.9 million in fixed-rate mortgage notes, and an additional $26.6 million of mortgage debt premium.

Mortgage notes payable, which are secured by 31 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.50% to 8.70% and a weighted average interest rate of 6.33% at December 31, 2006. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheet.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

	Fixed-Rate Debt		Variable-Rate Debt	
(in thousands of dollars) Year Ended December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2007	$ 63,367	7.55%	—	—
2008	$ 544,470	7.27%	—	—
2009	$ 64,613	6.01%	$ 332,000[1]	6.15%[2]
2010	$ 15,636	5.64%	—	—
2011	$ 16,560	5.65%	—	—
2012 and thereafter	$ 868,262	5.53%	—	—

[1] *Our Credit Facility has a term that expires in January 2009, with an additional 14 month extension option, provided that there is no event of default at that time.*

[2] *Based on the weighted average interest rate in effect as of December 31, 2006.*

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The sensitivity analysis related to the fixed debt portfolio, which includes the effects of the forward starting interest rate swap agreements described below, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2006 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in our net financial instrument position of $27.5 million at December 31, 2006. A 100 basis point decrease in market interest rates would result in an increase in our net financial instrument position of $27.0 million at December 31, 2006. Based on the variable-rate debt included in our debt portfolio as of December 31, 2006, a 100 basis point increase in interest rates would result in an additional $3.3 million in interest annually. A 100 basis point decrease would reduce interest incurred by $3.3 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See also Note 5 to our consolidated financial statements.

In March 2006, we entered into six forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on an aggregate notional amount of $150.0 million settling no later than December 10, 2008.

In May 2005, we entered into three forward-starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007. We also entered into seven forward starting interest rate swap agreements in May 2005 that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008. A forward starting interest rate swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2006 and consider these swaps to be highly effective cash flow hedges under SFAS No. 133.

We now have an aggregate $120.0 million in notional amount of swap agreements settling in 2007 and an aggregate $400.0 million in notional amount of swap agreements settling in 2008.

Because the information presented above includes only those exposures that exist as of December 31, 2006, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.

INVESTOR INFORMATION

HEADQUARTERS

200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL

Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR

For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

The Company has a Distribution Reinvestment and Direct Stock Purchase Plan for common shares (NYSE:PEI), which allows investors to directly invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at **www.preit.com** under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at (800) 468-9716 or (651) 450-4064.

INVESTOR INQUIRIES

Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS

The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 8, 2006, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2006.

NYSE MARKET PRICE AND DISTRIBUTION RECORD

The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2006	High	Low	Distributions Paid per Common Share
March 31	$ 44.44	$ 36.95	$ 0.57
June 30	$ 43.91	$ 36.75	0.57
September 30	$ 43.41	$ 37.70	0.57
December 31	$ 44.53	$ 37.48	0.57
			$ 2.28

Quarter Ended Calendar Year 2005	High	Low	Distributions Paid per Common Share
March 31	$ 43.21	$ 38.91	$ 0.54
June 30	$ 48.10	$ 39.66	0.57
September 30	$ 50.20	$ 39.60	0.57
December 31	$ 42.60	$ 35.24	0.57
			$ 2.25

As of December 31, 2006, there were approximately 3,200 registered shareholders and 19,000 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 887 employees as of December 31, 2006.

STOCK MARKET

New York Stock Exchange
Common Ticker Symbol: PEI
Preferred Ticker Symbol: PEIPRA

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, May 31, 2007 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:

National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute


PEI
LISTED
NYSE


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM


END

PEI
LISTED
NYSE